As filed with the Securities and Exchange Commission on September 2, 2005

Registration No. 333-118026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 5 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OSCIENT PHARMACEUTICALS CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	04-2297484
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1000 Winter Street, Suite 2200, Waltham, Massachusetts 02451 (781) 398-2300

(Address, including zip code, and telephone number, including area code of principal executive offices)

Stephen Cohen

Senior Vice President and Chief Financial Officer

Oscient Pharmaceuticals Corp.

1000 Winter Street, Suite 2200, Waltham, Massachusetts 02451 (781) 398-2300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Patrick O’Brien

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement under the earlier effective registration statement for the same offering.  ☐

If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

PROSPECTUS

$152,750,000 3 1/2% Senior Convertible Notes due 2011 and the Shares of Common Stock Issuable Upon Conversion Thereof

We issued the notes in private placements in May 2004. $143,750,000 aggregate principle amount of notes were issued to two initial purchasers pursuant to one indenture, and the remaining $9,000,000 aggregate principle amount of notes were issued to another purchaser on the same terms and conditions pursuant to a substantially identical indenture. This prospectus will be used by selling securityholders to resell from time to time their notes and the shares of Oscient Pharmaceuticals common stock issuable upon conversion of their notes.

We will pay interest on the notes on April 15 and October 15 of each year, beginning on October 15, 2004.

Holders may convert the notes into shares of our common stock at any time prior to the maturity date of the notes (unless previously repurchased).

The conversion rate will initially be 150.5571 shares of our common stock per $1,000 principal amount of notes, which is equivalent to a conversion price of approximately $6.64 per share of common stock. The conversion rate will be subject to adjustment upon the occurrence of specified events.

We may not redeem the notes before May 10, 2010. On or after that date, we may redeem all or part of the notes for cash at a price equal to 100% of the principal amount of the notes to be redeemed.

Holders may require us to repurchase all or a portion of their notes, subject to specified exceptions, upon the occurrence of a fundamental change specified in this offering memorandum at a price equal to 100% of the principal amount of the notes, plus in certain circumstances, a make-whole premium. Upon a fundamental change, we may pay the repurchase price in cash or, in certain circumstances, we may choose to pay the repurchase price in shares of our common stock or a combination of cash and shares of our common stock.

We used a portion of the net proceeds from the private placements to purchase a portfolio of U.S. government securities that we pledged to secure the first six scheduled interest payments on the notes. Other than this pledge of U.S. government securities, these notes will be unsecured obligations and will rank equally with our other existing and future senior indebtedness. The notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The notes have been designated for trading in The PortalSM Market, a subsidiary of The Nasdaq Stock Market, Inc. Any notes that are resold by means of this prospectus will no longer be eligible for trading in The PortalSM Market. Our common stock is listed on the Nasdaq National Market under the symbol “OSCI.” On August 30, 2005, the reported last sale price of our common stock on the Nasdaq National Market was $2.30 per share.

Investing in the securities involves risks. See “ Risk factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 2, 2005

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

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Where you can find more information

This prospectus incorporates by reference information from documents which are not presented in or delivered with this prospectus. You should rely only on the information contained in the prospectus and in the documents that we have incorporated by reference herein. We have not authorized anyone to provide you with information that is different.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the SEC at http://www.sec.gov. You can also inspect copies of our public filings at the offices of the Nasdaq National Market (“Nasdaq”) located at 1735 K Street NW, Washington, D.C. 20006.

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the time that all securities covered by this prospectus have been sold; provided, however, that we are not incorporating any information furnished under either Item 9 or Item 12 of any current report on Form 8-K:

Oscient Pharmaceuticals SEC Filings (File No. 0-10824)	Period
Quarterly Report on Form 10-Q	Fiscal Quarter Ended March 31, 2005, as filed on May 10, 2005, and Fiscal Quarter Ended June 30, 2005, as filed on August 9, 2005

The portions of our Proxy Statement on Schedule 14A for our 2004 Annual Meeting of Shareholders that are deemed “filed” with the SEC	As filed on April 20, 2005

Annual report on Form 10-K and 10-K/A	Year ended December 31, 2004, as filed on March 16, 2005, as amended on May 4, 2005

Current reports on Form 8-K and Form 8-K/A	As filed on January 6, 2005; January 7, 2005; January 10, 2005; January 10, 2005; February 8, 2005; March 22, 2005; March 29, 2005; April 6, 2005; April 13, 2005; May 3, 2005; June 6, 2005; June 7, 2005; July 20, 2005 and August 3, 2005

The description of our common stock contained in our registration statement on Form 10/A, including any amendment or reports filed for the purpose of updating such description	As filed on January 9, 1996

Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing or by telephone at:

Oscient Pharmaceuticals Corporation

1000 Winter Street, Suite 2200

Waltham, Massachusetts 02451

Attention: Christopher Taylor, Vice President of Investor Relations

(781) 398-2300

The information contained on our website does not constitute a part of this prospectus.

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Forward-looking statements

Certain statements and information contained in this prospectus and the documents incorporated by reference herein related to our intent to focus in the near term on the commercial and clinical development of FACTIVE and the sale of Testim, plans to expand our sales force, the success of our co-promotion efforts with Auxilium, the outcome of our discussions with Vicuron regarding the filing of an NDA for Ramoplanin, the trend relating to the increase market share of quinolones, the timing of the filing of an sNDA for FACTIVE for the treatment of ABS and a 5-day course of treatment of CAP, the potential competitive advantages of FACTIVE tablets as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements represent, among other things, the expectations, beliefs, plans and objectives of management and/or assumptions underlying or judgments concerning the future financial performance and other matters discussed in this document. The words “may,” “will,” “should,” “plan,” “believe,” “estimate,” “intend,” “anticipate,” “project,” and “expect” and similar expressions are intended to identify forward-looking statements. All forward-looking statements involve certain risks, estimates, assumptions, and we can give no assurance that these expectations will be achieved. You are cautioned that these forward looking statements involve uncertainty and actual results may differ materially from those discussed as a result of various factors described in the Section of this prospectus entitled “Risk factors.” We encourage you to read those descriptions carefully. We caution investors not to place significant reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report (unless another date is indicated) and we undertake no obligation to update or revise the statements.

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Summary

This summary contains basic information about us and the notes and the common stock issuable upon conversion of the notes. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk factors,” as well as the information incorporated by reference herein before making an investment decision.

Oscient Pharmaceuticals Corporation

We are a biopharmaceutical company committed to the clinical development and commercialization of new therapeutics to serve unmet medical needs. Our lead product is the fluoroquinolone antibiotic FACTIVE (gemifloxacin mesylate) tablets, indicated for the treatment of community-acquired pneumonia of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis. The commercial sale of FACTIVE began in September 2004 and is currently promoted nationally by our 250-person sales team. We also co-promote Auxilium Pharmaceuticals, Inc.’s marketed product, TESTIM, a topical 1% testosterone gel indicated for the treatment of male hypogonadism. For the near term, we intend to focus our efforts on commercial sales of FACTIVE tablets for the indications set forth above, clinical trials for additional indications of FACTIVE and commercial sales of TESTIM.

On February 6, 2004, we completed our merger with GeneSoft Pharmaceuticals, Inc., a privately-held pharmaceutical company based in South San Francisco, California. The merger was accounted for as a purchase by us under accounting principles generally accepted in the United States.

FACTIVE

Gemifloxacin is a member of the fluoroquinolone class of antibiotics. In April 2003, FACTIVE tablets were approved by the FDA for the treatment of acute bacterial exacerbations of chronic bronchitis (AECB) and community-acquired pneumonia (CAP) of mild to moderate severity. In July 2003, FACTIVE tablets were also approved to treat CAP caused by multi-drug resistant Streptococcus pneumoniae, or MDRSP, a growing clinical concern. FACTIVE was the first antimicrobial approved by the FDA for this indication.

Within the antibiotic market, quinolones, a product class with close to $3 billion in annual sales in the U.S. in 2004, have been gaining market share at the expense of older antibiotics, according to NDC Health. This is a trend that is expected to continue as resistance to older antibiotic classes increases. Due to their microbiological activity and clinical efficacy, FACTIVE tablets represent an alternative choice for the treatment of certain respiratory tract infections.

We began selling FACTIVE tablets in September 2004 with an initial sales force of 100 representatives. In order to support national sales of FACTIVE, during the second half of 2004 and first quarter of 2005, we focused our efforts on building a 250-person sales force which was contracted through Publicis Selling Solutions. In June 2005, we completed the planned conversion of our sales force to full-time Oscient employee status. We are also planning to add approximately 50 contract sales representatives in our highest volume territories to grow the FACTIVE physician prescribing base. We plan to have such new contract sales representatives in place and trained in the fourth quarter of 2005.

The potential competitive advantages of FACTIVE tablets include the following:

•	FACTIVE tablets have been shown in in vitro studies to be active against many bacterial isolates resistant to other classes of antibiotics, and are the only fluoroquinolone approved to treat community-acquired pneumonia of mild to moderate severity caused by MDRSP.

•	FACTIVE tablets have a dual mechanism of action in bacteria, which targets two enzymes essential for bacterial growth and survival at therapeutically relevant drug levels, and as a result we believe have low in vitro potential for resistance generation.

•	FACTIVE tablets can be dosed once daily, with short courses of therapy for both AECB (5 days) and CAP (7 days).

•	FACTIVE tablets have composition of matter patent protection through 2018, with additional patent protection through 2019.

FACTIVE tablets have been studied in nearly 7,000 patients and have an acceptable profile. The incidence of adverse events reported for FACTIVE tablets was comparable to comparator drugs, namely beta-lactam antibiotics, macrolides and other fluoroquinolones. Most adverse events were described as mild to moderate. Although rash was reported more frequently among FACTIVE-treated patients than among those who received comparator drugs, the rate of rash with FACTIVE tablets is similar to other approved antibiotics.

As a post-marketing study commitment, the FDA has required a prospective, randomized study comparing FACTIVE tablets (5,000 patients) to an active comparator (2,500 patients) in patients with CAP or AECB. This study includes patients of different ethnicities, to gain safety information in populations not substantially represented in the existing clinical trial program, specifically as it relates to rash. Patients are evaluated for clinical and laboratory measures of safety. This Phase IV trial commenced during the fall of 2004 and is scheduled to be completed within three to four years. In connection with the approval of FACTIVE tablets, the FDA has also required us to perform a utilization study to obtain data on the prescribing patterns and use of FACTIVE tablets for the first three years after initial marketing in the U.S. As part of this requirement, we furnish annual reports to the FDA on the number of prescriptions issued, including refills and the diagnoses for which the prescriptions are dispensed.

We are also seeking to expand the commercial opportunities for FACTIVE through additional development and clinical study plans for the product. As part of the FACTIVE development program, several studies relating to acute bacterial sinusitis, or ABS, were completed. We are in the process of discussing with the FDA activities related to an anticipated filing of an sNDA for this indication during 2005. Additionally, we have completed a clinical trial to demonstrate that a five-day course of FACTIVE for the treatment of mild to moderate CAP is as effective as the currently approved seven-day course of treatment. Based on our preliminary data analysis, this study achieved its primary endpoint (non-inferior clinical response rate at the follow-up visit). Our goal is to file an sNDA for the 5-day CAP indication by the end of 2005. Our ability to achieve this goal, however, is subject to a number of risks, including the possibility that the FDA may find that our clinical data fail to establish a favorable risk/benefit assessment for the ABS indication. As a result of these many risks and uncertainties, we cannot predict when material cash inflows from our ABS program will commence, if ever.

We license the rights to gemifloxacin, the active ingredient in FACTIVE tablets, from LG Life Sciences of the Republic of Korea. Under this agreement, we are required to buy bulk drug requirements from LG Life Sciences, and will pay LG Life Sciences a royalty on sales in the U.S. and the territories covered by the license in the rest of North America and Europe. The royalty is fixed at a nominal rate during the first two years of commercial sales and increases thereafter. These royalty obligations expire with respect to each country covered by the agreement on the later of the expiration of the patents covering FACTIVE in such country or ten years following the first commercial sale of FACTIVE in such country. On March 31, 2005, we amended our license and option agreement with LG Life Sciences which included a reduction of future royalties payable to LG Life Sciences at certain FACTIVE revenue levels in territories covered by the agreement. As part of the modified agreement, we made a one time payment of $2 million to LG Life Sciences which was recorded to general and administrative expense in the three month period ended March 31, 2005. In addition, the modified agreement requires additional milestone payments of up to $30 million upon obtainment of additional regulatory approvals and certain sales thresholds.

In May 2005, we completed the technology transfer process for the manufacture of finished products by Patheon Inc. and filed a supplemental application with the FDA to approve Patheon, replacing the previous fill and finish provider, SB Pharmco. More than 30 days have passed following FDA’s receipt of our supplemental application without questions or comments from the FDA, and we now use Patheon as our fill and finish provider of FACTIVE tablets pending final action by the FDA on the supplemental filing. We commenced shipping product from Patheon to our distribution center in the second quarter of 2005.

Our ability to successfully commercialize FACTIVE tablets is subject to a number of risks, including the ability of our manufacturing partners to timely produce the needed quantities of the drug in compliance with regulations and competition in the marketplace from competing anti-infective products. If we are unable to successfully commercialize FACTIVE tablets, our operations, financial position and liquidity would be negatively affected to a significant degree.

Co-Promotion of Testim

On April 11, 2005, we entered into a co-promotion agreement with Auxilium Pharmaceuticals, Inc. under which we and Auxilium will co-promote in the U.S. Auxilium’s marketed product, TESTIM, a topical 1% testosterone gel indicated for the treatment of male hypogonadism. Pursuant to the agreement, we have the exclusive right to promote TESTIM jointly with Auxilium to primary care physicians using our 250-person sales force. The initial term of the agreement ends on April 30, 2007. We may extend the agreement for two consecutive two-year periods provided that we have met certain milestones for each extension related to physician detailing, market share and gross sales. If these milestones are met and we do not elect to terminate the co-promotion agreement, the first extension period will commence on January 1, 2007 and end on December 31, 2008 and the second extension period will commence January 1, 2009 and end on April 30, 2011.

Both organizations continue to develop a promotion plan which sets forth the responsibilities of both parties with respect to the marketing and promotion of TESTIM in the U.S. primary care physician market. We are obligated to share TESTIM promotional expenses to this physician market equally with Auxilium. Each party will be responsible for the costs associated with its own sales force. In addition, Auxilium is obligated to pay us a co-promotion fee based on a specified percentage of the gross profit from TESTIM sales attributable to primary care physicians in the U.S. that exceeds a specified sales threshold. The specific percentage is based upon TESTIM sales levels attributable to primary care physicians and the marketing expenses incurred by us in connection with the promotion of TESTIM under the co-promotion agreement. The co-promotion agreement can be terminated by either party upon the occurrence of certain termination events, including approval and sale of a generic form of TESTIM in the United States, in which case Auxilium is obligated to pay to us a specified percentage of the profits for the following two years. Also, we have been granted the exclusive option to co-promote any future Auxilium product candidate that treats male hypogonadism and contains testosterone as the active ingredient. Our failure to successfully co-promote Testim in the U.S. would have a significant negative impact on our operations, financial position and liquidity.

Ramoplanin

We are developing a novel investigational antibiotic candidate, Ramoplanin. In July of 2004 we completed our Phase II trial of Ramoplanin for the treatment of Clostridium difficile-associated diarrhea (CDAD). We have submitted a special protocol assessment (SPA) to the FDA for the Phase III program of Ramoplanin for CDAD. These Phase II results are being discussed with the FDA as part of our SPA submission. Pending acceptance of the SPA and successful contractual timetable discussions with our partner, Vicuron, the program would be ready to begin planning Phase III testing.

The successful commercialization of Ramoplanin is subject to many risks and uncertainties, including delays in the progress of our clinical trials, and increased cost, due to the pace of enrollment of patients in the trials, our inability to obtain product approval due to negative, inconclusive or insufficient clinical data and our inability to successfully market our product due to competition from other competing drugs. On November 8, 2004, we received a letter from Vicuron indicating that it intends to seek to terminate the License and Supply Agreement between Vicuron and Oscient and reacquire rights to Ramoplanin. In the letter, Vicuron claims that it will have a right to terminate the agreement based on the fact that an NDA with respect to Ramoplanin is not expected to be filed with the FDA prior to the date originally specified in the agreement. We believe the letter contradicts an amendment to the agreement entered into in October of 2002 (filed as exhibit 10.64 to our Annual Report on Form 10-K filed with the SEC on March 31, 2003), and we have addressed this issue with Vicuron. Pursuant to the terms of the amended agreement, we are in discussions with Vicuron to develop a timetable for the completion of development and outside date for the NDA submission. There is no assurance we will be able to agree upon such a date, that Vicuron will not renew its attempt to terminate the agreement again in the future or that we will prevail in any potential dispute with Vicuron. As a result of these many risks and uncertainties, we can not predict when material cash inflows from our Ramoplanin project will commence, if ever. A failure to obtain a marketing approval for Ramoplanin and to successfully commercialize the drug would have a significant negative impact on our operations, financial position and liquidity.

Other Programs

Our preclinical development programs include an oral peptide deformylase inhibitor (PDF) series for the treatment of bacterial infections as well as development of a FACTIVE intravenous formulation. As we have done over the past three years, we will also continue to explore ways of expanding our existing product portfolio through the licensing and acquisition of complementary products and product candidates.

We are incorporated as a Massachusetts corporation. The address for our executive offices is 1000 Winter Street, Suite 2200, Waltham, Massachusetts 02451 and our telephone number is (781) 398-2300. Our website is www.oscient.com. The information found on our website and on websites linked from it are not incorporated into or a part of this prospectus. On April 13, 2004, following our annual meeting of stockholders, we amended our Articles of Organization to change our name from Genome Therapeutics Corp. to Oscient Pharmaceuticals Corporation.

FACTIVE is a trademark of LG Life Sciences, Ltd. Testim is a trademark of Auxilium Pharmaceuticals, Inc. Other trademarks and trade names appearing in this prospectus are the property of their holders.

The Notes

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus entitled “Description of Notes.” For purposes of the description of the notes included in this prospectus, references to “issuer,” “us,” “Oscient Pharmaceuticals,” “we” and “our” refer only to Oscient Pharmaceuticals Corporation and do not include any of its subsidiaries.

Issuer	Oscient Pharmaceuticals Corporation (formerly known as Genome Therapeutics Corp.), a Massachusetts corporation.

Securities offered	$152,750,000 principal amount of 3 1/2% Senior Convertible Notes due 2011.

Ranking	The notes rank equally in right of payment to our existing and future senior indebtedness, junior to any secured indebtedness to the extent of the assets securing such indebtedness and senior to any subordinated indebtedness. As of July 31, 2005, we had approximately $178 million of indebtedness outstanding (including accrued interest and excluding trade payables and accrued liabilities). The notes are structurally subordinated to all liabilities of our subsidiaries. The indentures do not limit the amount of debt that we or any of our subsidiaries may incur.

Maturity	April 15, 2011, unless earlier redeemed, repurchased or converted.

Interest	3 1/2% per year on the principal amount, payable semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2004.

Security	We have purchased and pledged to the trustee under the indentures for the exclusive benefit of the holders of the notes an amount of U.S. government securities, which we expect will be sufficient, upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first six scheduled interest payments on the notes when due. We were responsible for determining the sufficiency of the securities to be pledged. A verification agent verified the mathematical accuracy of our computations. The notes will not otherwise be secured. See “Description of Notes—Security.”

Redemption at our option	On or after May 10, 2010, we may redeem for cash all or part of the notes, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any.

Conversion rights	Holders may convert their notes into shares of our common stock at an initial conversion rate of 150.5571 shares per $1,000 principal amount of notes (or approximately $6.64 per share of common stock), subject to adjustment, prior to the close of business on the business day prior to the maturity date.

Adjustment of conversion rate	We will adjust the conversion rate of the notes if any of the following events occurs:

• we issue common stock as a dividend or distribution on our common stock or we effect a stock split or stock combination;

• we issue certain rights or warrants to all or substantially all holders of our common stock;

• we distribute shares of our capital stock, evidences of indebtedness or assets to all or substantially all holders of our common stock;

• we make distributions consisting of cash to all or substantially all holders of our common stock; or

• we or one of our subsidiaries makes purchases of our common stock pursuant to a tender offer or exchange offer for our common stock.

Sinking fund	None.

Fundamental change	If we undergo a fundamental change (as described in this prospectus), except in certain circumstances, you will have the option to require us to repurchase all or any portion of your notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, plus, in certain circumstances, a make-whole premium. Upon a fundamental change we may pay the repurchase price in cash or, in certain circumstances, we may choose to pay the repurchase price in shares of our common stock or a combination of cash and shares of our common stock.

Use of proceeds	We will not receive any proceeds from the sale by any selling security holder of the notes or the common stock issuable upon conversion of the notes.

Book-entry form	The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading	The notes are not listed on any securities exchange or included in any automated quotation system. Any notes that are sold by means of this prospectus will no longer be eligible for trading in The PORTALsm Market. The initial purchasers have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and they may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any securities exchange or any automated dealer quotation system. Our common stock is quoted on the Nasdaq National Market under the symbol “OSCI.”

Further issues	We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, as described more fully in “Description of notes—Further issues.”

Nasdaq symbol for our common stock	OSCI

Risk factors	Investment in the notes involves risk. You should carefully consider the information under “Risk factors” and all other information included in this prospectus and the documents incorporated by reference herein, before investing in the notes.

Risk factors

Our business faces many risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition or results of operations could suffer, and the trading price of our common stock or the notes offered hereby could decline. You should consider the following risks, as well as the other information included or incorporated by reference in this prospectus before deciding to invest in the notes or the common stock issuable upon conversion of the notes.

Risks related to our business

We have a history of significant operating losses and expect these losses to continue in the future.

We have experienced significant operating losses each year since our inception and expect these losses to continue for the foreseeable future. We had a net loss of approximately $93,271,000 for the fiscal year ended December 31, 2004 and as of June 30, 2005, we had an accumulated deficit of approximately $298,416,000. The losses have resulted primarily from costs incurred in research and development, including our clinical trials, and from general and administrative costs associated with our operations and product sales of FACTIVE tablets. These costs have exceeded our revenues which to date have been generated principally from sales of FACTIVE, collaborations, government grants and sequencing services.

We anticipate that we will incur additional losses in the current year and in future years and cannot predict when, if ever, we will achieve profitability. These losses are expected to continue and potentially increase as we continue significant levels of expenditures, principally in the sales and marketing area as we seek to grow sales of FACTIVE tablets and continue the co-promotion of TESTIM® and in research and development in connection with clinical trials and formulation activities to support the existing labeling of FACTIVE tablets and potentially the expanded FACTIVE labeling claims. In addition, our partners’ product development efforts which utilize our genomic discoveries are at an early stage and, accordingly, we do not expect our losses to be substantially mitigated by revenues from milestone payments or royalties under those agreements for a number of years, if ever.

Our business will be very dependent on the commercial success of FACTIVE and TESTIM.

FACTIVE tablets and TESTIM are currently our only commercial products and we expect that they will likely account for substantially all of our product revenues for at least the next several years.

FACTIVE tablets have FDA marketing approval for the treatment of community-acquired pneumonia of mild to moderate severity, or CAP, and acute bacterial exacerbations of chronic bronchitis, or AECB. TESTIM has been approved by the FDA for the treatment of male hypogonadism. The commercial success of FACTIVE and TESTIM will depend upon their continued acceptance by regulators, physicians, patients and other key decision-makers as a safe, therapeutic and cost-effective alternative to other products used, or currently being developed, to treat CAP and AECB, in the case of FACTIVE tablets, or male hypogonadism, in the case of TESTIM. The commercial success of TESTIM is also dependent, in part, on the marketing and detailing efforts of Auxilium, which efforts are beyond our control. If FACTIVE and TESTIM are not commercially successful, we will have to find additional sources of funding or curtail or cease operations.

We will need to continue to develop marketing and sales capabilities to successfully commercialize FACTIVE tablets, TESTIM and our other product candidates.

FACTIVE tablets are our first FDA approved product. To date, we still have limited marketing and sales experience considering the launch of FACTIVE occurred in September of 2004 and the co-promotion of TESTIM began in May 2005. The continued development of these marketing and sales capabilities, including the expansion of our sales force, will require significant expenditures, management resources and time. Further, as part of this development, we are seeking to establish a co-promotion partnership to expand FACTIVE commercialization in the U.S. and/or acquire additional products for our expanded sales force. However, there is no assurance that we will be able to enter into a co-promotion agreement or acquire new products on favorable terms or at all. Failure to successfully establish sufficient sales and marketing capability in a timely and regulatory compliant manner or to find suitable sales and marketing partners may adversely affect our business and results of operations.

We may need to raise additional funds in the future.

We believe our existing funds and anticipated cash flows from operations would be sufficient to support our current plans through the end of 2006. We may need to raise additional capital in the future to fund our operations, in particular, to support our sales and marketing activities, fund clinical trials and other research and development activities, and other potential commercial or development opportunities. We may seek funding through additional public or private equity offerings, debt or other strategic financings or agreements with customers or vendors. Our ability to raise additional capital, however, will be heavily influenced by, among other factors, the investment market for biopharmaceutical companies and the progress of the FACTIVE, TESTIM and Ramoplanin commercial and clinical development programs. Additional financing may not be available to us when needed, or, if available, may not be available on favorable terms. If we cannot obtain adequate financing on acceptable terms when such financing is required, our business will be adversely affected.

Future fund raising could dilute the ownership interests of our stockholders.

In order to raise additional funds, we may issue equity or convertible debt securities in the future. Depending upon the market price of our shares at the time of any transaction, we may be required to sell a significant percentage of the outstanding shares of our common stock in order to fund our operating plans, potentially requiring a stockholder vote. In addition, we may have to sell securities at a discount to the prevailing market price, resulting in further dilution to our stockholders.

Our product candidates will face significant competition in the marketplace.

FACTIVE tablets are approved for the treatment of community-acquired pneumonia of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis. There are several classes of antibiotics that are primary competitors for the treatment of these indications, including:

•	other fluoroquinolones such as Levaquin® (levofloxacin), a product of Ortho-McNeil Pharmaceutical, Inc., Tequin® (gatifloxacin), a product of Bristol-Myers Squibb Company, and Cipro® (ciprofloxacin) and Avelox® (moxifloxacin), both products of Bayer Corporation;

•	macrolides such as Biaxin® (clarithromycin), a product of Abbott Laboratories and Zithromax® (azithromycin), a product of Pfizer Inc.;

•	Ketek® (telithromycin), a ketolide from Aventis Pharmaceuticals; and

•	penicillins such as Augmentin® (amoxicillin/clavulanate potassium), a product of GlaxoSmithKline.

Many generic antibiotics are also currently prescribed to treat these infections. Moreover, a number of the antibiotic products that are competitors of FACTIVE tablets have gone or will be going off patent at dates ranging from 2003 to 2015. As these competitors lose patent protection, makers of generic drugs will likely begin to produce some of these competing products and this could result in pressure on the price at which we are able to sell FACTIVE tablets and reduce our profit margins.

The primary competition for TESTIM for the treatment of male hypogonadism is ANDROGEL®, marketed by Solvay Pharmaceuticals. ANDROGEL was launched approximately three years before TESTIM and, according to NDC, has a much larger share of the testosterone gel market than TESTIM and also accounted for approximately 57% of total testosterone prescriptions for the five months ended May 31, 2005. TESTIM also competes with other forms of testosterone replacement therapies, or TRT, such as oral treatments, patches, injectables and a buccal tablet. Generally, TESTIM is more expensive than patches and injectables. ANDRODERM® is a transdermal testosterone patch marketed by Watson Pharmaceuticals. ANDRODERM is the leading patch product and accounted for approximately 11% of total testosterone prescriptions for the five months ended May 31, 2005. Other new treatments are being sought for TRT which may compete with TESTIM, including a new class of drugs called Selective Androgen Receptor Modulators.

We are also aware of at least two companies, Watson Pharmaceuticals and Par Pharmaceutical, that have filed abbreviated new drug applications, or ANDAs, with the FDA to be approved as generics of ANDROGEL. Solvay has filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. On November 1, 2004, Par Pharmaceutical’s partner, Paddock Laboratories, received tentative approval of its ANDA from the FDA, but cannot market its generic of ANDROGEL until the Solvay action is resolved and until final approval is received from the FDA. The final approval of either or both of these ANDAs would result in increased competition for TESTIM at lower prices.

Ramoplanin is in clinical development for the treatment of Clostridium difficile-associated diarrhea (CDAD). We are aware of two products currently utilized in the marketplace—Vanconin® pulvules (vancomycin), a product marketed by ViroPharma, and metronidazole, a generic product—for treatment of this indication. We are also aware of at least four companies with products in development for the treatment of CDAD—Genzyme in Phase III; Par Pharmaceuticals/Optimer Pharmaceuticals in Phase IIa; ImmuCell in Phase I/II; and Acambis in Phase I/II. It is also possible that other companies are developing competitive products for this indication.

Additionally, we are aware that Vicuron and Novartis AG are jointly developing PDF inhibitor agents that may compete with any PDF products developed by us.

All of our other internal product programs are in earlier stages and have not yet reached clinical development and are not yet indication specific. Our alliance-related product development programs are also all in preclinical stages, and it is therefore not possible to identify any product profiles or competitors for these product development programs at this time. Our industry is very competitive and it therefore is likely that if and when product candidates from our early stage internal programs or our alliance programs reach the clinical development stage or are commercialized for sale, these products will also face competition.

Many of our competitors will have substantially greater capital resources, facilities and human resources than us. Furthermore, many of those competitors are more experienced than us in drug discovery, development and commercialization, and in obtaining regulatory approvals. As a result, those competitors may discover, develop and commercialize pharmaceutical products or services before us. In addition, our competitors may discover, develop and commercialize products or services that are more effective than, or otherwise render non-competitive or obsolete, the products or services that we or our collaborators are seeking to develop and commercialize. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit our rights or the ability of our collaborators to develop or commercialize pharmaceutical products or services.

We cannot expand the indications for which we will market FACTIVE unless we receive FDA approval for each additional indication. Failure to expand these indications will limit the size of the commercial market for FACTIVE.

In April 2003, FACTIVE tablets were approved by the FDA for the treatment of community-acquired pneumonia of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis. One of our objectives is to expand the indications for which FACTIVE is approved for marketing by the FDA, including for the indication of acute bacterial sinusitis, or ABS, as well as a five day course of treatment for CAP. While we believe the necessary clinical trials for ABS have been completed, we plan to gather additional data based on the use of FACTIVE following commercial launch to supplement an sNDA filing for ABS. We also recently completed a Phase III trial for a five-day course of therapy for the treatment of CAP and are in the process of preparing an sNDA for this indication. We hope to file for both of these indications in the second half of 2005, but we cannot guarantee the timing of such submissions. We cannot be certain whether additional data will be required, if we will be required to conduct additional clinical trials or if either sNDA, once submitted, will ultimately be approved. In order to market FACTIVE for other indications, we will need to conduct additional clinical trials, obtain positive results from those trials and obtain FDA approval for such proposed indications. If we are unsuccessful in expanding the approved indications for the use of FACTIVE, the size of the commercial market for FACTIVE will be limited.

Seasonal fluctuations in demand for FACTIVE may cause our operating results to vary significantly from quarter to quarter.

We expect demand for FACTIVE to be higher between November 1 and March 31 as incidents of respiratory tract infection, including CAP and AECB, tend to increase during the winter months. As a result, we expect our sales of FACTIVE to be higher during this season. In addition, fluctuations in the severity of the annual respiratory tract infection season may cause our product sales to vary from year to year. Due to these seasonal fluctuations in demand, our results in any particular quarter may not be indicative of the results for any other quarter or for the entire year.

We as well as our partners are subject to numerous complex regulatory requirements and failure to comply with these regulations, or the cost of compliance with these regulations, may harm our business.

The testing, development and manufacturing and distribution of our products are subject to regulation by numerous governmental authorities in the U.S., Europe and elsewhere. These regulations govern or affect the testing, manufacture, safety, labeling, storage, record-keeping, approval, distribution, advertising and promotion of FACTIVE, TESTIM, Ramoplanin and our other product candidates, as well as safe working conditions and the experimental use of animals. Noncompliance with any applicable regulatory requirements can result in refusal of the government to approve products for marketing, criminal prosecution and fines, recall or seizure of products, total or partial suspension of production, prohibitions or limitations on the commercial sale of products or refusal to allow the entering into of federal and state supply contracts. The U.S. government agencies include, but are not limited to, the FDA, the Office of Inspector General and the Department of Justice. Our corporate compliance program cannot ensure that we are in compliance with all applicable laws and regulations, and a failure to comply with such regulations or a failure to prevail in litigation related to noncompliance could harm our business.

The FDA and comparable governmental authorities have the authority to withdraw product approvals that have been previously granted. Currently, there is a substantial amount of congressional and administrative review of the FDA and the regulatory approval process for drug candidates in the U.S. As a result, there may be significant changes made to the regulatory approval process in the U.S. In addition, the regulatory requirements relating to the manufacturing, testing, and promotion, marketing and distribution of our products may change in the U.S. or the other jurisdictions in which we may have obtained or be seeking regulatory approval for our products or product candidates. Such changes may increase our costs and adversely effect our operations.

In addition, pharmaceutical companies have faced lawsuits and investigations pertaining to violations of health care “fraud and abuse” laws, such as the federal false claims act, the federal anti-kickback statute, and other state and federal laws and regulations. While we have developed and implemented a corporate compliance program based upon what we believe are current best practices, we cannot guarantee that this program will protect us from future lawsuits or investigations.

Failure to comply with or changes to the regulatory requirements that are applicable to FACTIVE, TESTIM or our other product candidates may result in a variety of consequences, including the following:

•	restrictions on our products or manufacturing processes;

•	warning letters regarding promotional and marketing materials and activities;

•	withdrawal of FACTIVE, TESTIM or a product candidate from the market;

•	voluntary or mandatory recall of FACTIVE, TESTIM or a product candidate;

•	fines against us or our partners;

•	suspension or withdrawal of regulatory approvals for FACTIVE, TESTIM or a product candidate;

•	suspension or termination of any of our ongoing clinical trials of a product candidate;

•	refusal to permit import or export of our products;

•	refusal to approve pending applications or supplements to approved applications that we or our partners submit;

•	denial of permission to file an application or supplement in a jurisdiction;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties against us or our partners.

Testosterone is classified by the U.S. Drug Enforcement Agency as a controlled substance and our failure or Auxilium’s failure to comply with these heightened regulations could harm our business.

TESTIM contains testosterone which is listed by the U.S. Drug Enforcement Agency, or DEA, as a Schedule III substance under the Controlled Substances Act of 1970. The DEA classifies substances as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures. For example, all regular Schedule III drug prescriptions must be signed by a physician and may not be refilled. Auxilium must register annually with the DEA to manufacture, distribute, dispense, import, export, and conduct research using controlled substances. State controlled substance laws also require registration for similar activities. In addition, the DEA requires entities handling controlled substances to maintain records and file reports, follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Failure to follow these requirements can lead to significant civil and/or criminal penalties and possibly even lead to a revocation of a DEA registration.

In addition, products containing controlled substances may generate public controversy. As a result, these products may have their marketing rights or regulatory approvals withdrawn. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the marketing of TESTIM. Such delays, restrictions or expenses could harm our business.

If testosterone replacement therapies are perceived to create or do create health risks, sales of TESTIM may be adversely affected.

Recent studies of female hormone replacement therapy products have reported an increase in health risks. As a result of such studies, some companies that sell or develop female hormone replacement products have experienced decreased sales of these products, and in some cases, a decline in the value of their stock. Publications have, from time to time, suggested potential health risks associated with testosterone replacement therapy, or TRT. Potential health risks were described in various articles, including a 2002 article published in Endocrine Practice and a 1999 article published in the International Journal of Andrology. The potential health risks detailed were fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, increased cardiovascular disease risk and the suppression of sperm production. It is possible that studies on the effects of TRT could demonstrate these or other health risks. This, as well as negative publicity about the risks of hormone replacement therapy, including TRT, could adversely affect patient or prescriber attitudes and impact TESTIM sales.

Sales of TESTIM will be highly dependent upon physician acceptance of testosterone replacement therapy for the treatment of hypogonadism.

TESTIM is a testosterone replacement therapy, or TRT, approved for the treatment of hypogonadism, a disorder that affects approximately 20% of the U.S. male population over age 50. However, only about 5% of hypogonadal men currently receive TRT to treat their condition. Significant effort may be necessary to educate physicians, particularly primary care physicians, regarding the benefits of TRT for hypogonadal men. If TRT does not gain wider acceptance among physicians for the treatment of hypogonadism, the growth of TESTIM sales could be adversely affected.

We will depend on third parties to manufacture and distribute our products and product candidates, including FACTIVE tablets, TESTIM and Ramoplanin.

We do not have the internal capability to manufacture pharmaceutical products under the FDA’s current Good Manufacturing Practices. Under our agreement with LG Life Sciences it manufactures bulk quantities of the active pharmaceutical ingredient of FACTIVE. The Co-Promotion Agreement for TESTIM provides that Auxilium is responsible for the manufacture and distribution of TESTIM. TESTIM is currently manufactured for Auxilium by DPT Laboratories. Although the LG Life Sciences and DPT Laboratories facilities have previously been inspected by the FDA, future inspections may find deficiencies in the facilities or processes that may delay or prevent the manufacture or sale of our products. Further, our license agreement with respect to Ramoplanin provides that Vicuron is responsible for the manufacture of the bulk drug substance of Ramoplanin.

In May 2005, we completed the technology transfer process for the manufacture of finished products by Patheon Inc. and filed a supplemental application with the FDA to approve Patheon, replacing the previous fill and finish provider, SB Pharmco. Although more than thirty days have passed following the FDA’s receipt of the supplemental application without questions or comments from the FDA, and we now use Patheon as our fill and finish provider of FACTIVE tablets pending final action by the FDA, if the FDA ultimately rejects our application to qualify Patheon, we could be unable to maintain sufficient inventory of FACTIVE tablets to meet demand which could adversely affect our business and results of operations.

Auxilium’s contract with DPT Laboratories to manufacture TESTIM expires on December 31, 2005. Although Auxilium is currently in the process of qualifying a back-up supplier to manufacture TESTIM, there is currently no alternative manufacturer of TESTIM. If there is significant delay in qualifying this back-up supplier, there could be future supply shortages of TESTIM. Auxilium also relies on third party suppliers for their supply of testosterone and pentadecalactone, or CPD, two key ingredients of TESTIM. Testosterone is available to Auxilium from only two sources. Auxilium relies exclusively on one outside source for their supply of CPD. Auxilium does not have any agreements with these suppliers regarding these key ingredients. If either of the two sources that produce testosterone stops manufacturing it, or if Auxilium is unable to procure testosterone on commercially favorable terms, Auxilium may be unable to continue to produce TESTIM on commercially viable terms, if at all. In addition, if Auxilium’s third-party source of CPD stops manufacturing pharmaceutical grade CPD, or does not make CPD available to Auxilium on commercially favorable terms, Auxilium may be unable to continue to produce TESTIM on commercially viable terms, if at all. Furthermore, the limited number of suppliers of testosterone and CPD may provide such companies with greater opportunity to raise their prices. Any increase in price for testosterone or CPD may reduce the gross margins on sales of TESTIM.

We cannot be certain that LG Life Sciences, DPT Laboratories, Patheon, Vicuron or future manufacturers will be able to deliver commercial quantities of product or that such deliveries will be made on a timely basis. The only source of supply for FACTIVE bulk drug substance is LG Life Sciences’ facility in South Korea, and Patheon is currently our only source of finished FACTIVE tablets. DPT Laboratories is currently the only qualified manufacturer of TESTIM. If these facilities are damaged or otherwise unavailable, we would incur substantial costs and delay in the commercialization of our products. If we are forced to find an alternative source for Ramoplanin or other product candidates, we could also incur substantial costs and delays in the further commercialization of such products. We may not be able to enter into alternative supply arrangements at commercially acceptable rates, if at all. Also, if we change the source or location of supply or modify the manufacturing process, regulatory authorities will require us to demonstrate that the product produced by the new source or from the modified process is equivalent to the product used in any clinical trials that we had conducted.

Moreover, while we may choose to manufacture products in the future, we have no experience in the manufacture of pharmaceutical products for clinical trials or commercial purposes. If we decide to manufacture products, it would be subject to the regulatory requirements described above. In addition, we would require substantial additional capital and would be subject to delays or difficulties encountered in manufacturing pharmaceutical products. No matter who manufactures the products, we will be subject to continuing obligations regarding the submission of safety reports and other post-market information.

We will depend on third parties to manage our product supply chain for FACTIVE tablets and TESTIM.

We do not have the internal capability to perform product supply chain services including warehousing, inventory management and distribution of commercial and sample quantities of FACTIVE tablets. In June, we entered into an exclusive agreement with Integrated Commercial Solutions, Inc. (ICS) to perform such supply chain manufacturing services for a three-year period. Under our agreement with Auxilium, Auxilium provides all supply chain services for TESTIM.

We cannot be certain that ICS and Auxilium will be able to perform uninterrupted supply chain services. If ICS or Auxilium were unable to perform their services for any period, we may incur substantial loss of sales to wholesalers and other purchasers of our products. If we are forced to find an alternative supply chain service provider for FACTIVE tablets, in addition to loss of sales, we may also incur costs in establishing a new arrangement.

The development and commercialization of our products may be terminated or delayed, and the costs of development and commercialization may increase, if third parties who we rely on to support the development and commercialization of our products do not fulfill their obligations.

In addition to using third parties to fulfill our manufacturing, distribution and supply chain services, our development and commercialization strategy entails entering into arrangements with corporate collaborators, contract research organizations, licensors, licensees and others to conduct development work, manage our clinical trials and market and sell our products outside of the United States. We will not have the expertise or the resources to conduct such activities on our own and, as a result, we will be particularly dependent on third parties in these areas.

We may not be able to maintain our existing arrangements with respect to the commercialization of our existing products, FACTIVE and TESTIM, or establish and maintain arrangements to develop and commercialize Ramoplanin or any additional product candidates or products we may acquire on terms that are acceptable to us. Any current or future arrangements for development and commercialization may not be successful. If we are not able to establish or maintain agreements relating to our current products, Ramoplanin or any additional products we may acquire on terms which we deem favorable, our results of operations would be materially adversely affected.

Third parties may not perform their obligations as expected. The amount and timing of resources that third parties devote to developing and commercializing our products are not within our control. Furthermore, our interests may differ from those of third parties that commercialize our products. Disagreements that may arise with these third parties could delay or lead to the termination of the development or commercialization of our product candidates, or result in litigation or arbitration, which would be time consuming and expensive.

If any third party that supports the development or commercialization of our products breaches or terminates its agreement with us, or fails to conduct its activities in a timely and regulatory compliant manner, such breach, termination or failure could:

•	delay or otherwise adversely impact the development or commercialization of FACTIVE tablets, TESTIM, Ramoplanin, our other product candidates or any additional product candidates that we may acquire or develop;

•	require us to undertake unforeseen additional responsibilities or devote unforeseen additional resources to the development or commercialization of our products; or

•	result in the termination of the development or commercialization of our products.

Clinical trials are costly, time consuming and unpredictable, and we have limited experience conducting and managing necessary preclinical and clinical trials for our product candidates.

We are currently conducting a Phase IV post-approval clinical trial relating to FACTIVE tablets in compliance with FDA requirements pursuant to the product’s approval and we recently have completed a Phase III clinical trial for a five-day course of therapy for the treatment of community-acquired pneumonia of mild to moderate severity. Additionally, clinical trials may be necessary to gain approval to market the product for the treatment of acute bacterial sinusitis. Additional clinical trials will be required to gain approval to market FACTIVE for other indications/formulations.

The Phase II trial for our product candidate, Ramoplanin, to assess the safety and efficacy to treat Clostridium difficile-associated diarrhea, or CDAD, was completed in 2004. Pursuant to the terms of the license agreement for Ramoplanin, we are in discussion with Vicuron to develop a timetable for the development and approval of Ramoplanin, including initiation of a Phase III trial for CDAD. The Phase III program will be ready for initiation subject to,

•	completion of discussions with the FDA regarding a Special Protocol Assessment submitted in late 2004;

•	planning and implementing a clinical trial development plan with our third-party contractors; and

•	securing additional batches of the Ramoplanin drug substance from Vicuron or its third party contractors and the drug product from one contract manufacturer.

Prior clinical and preclinical trials for Ramoplanin were conducted by Vicuron and its licensees, from whom we acquired our license to develop Ramoplanin. We may not be able to complete these trials or make the filings within the timeframes we currently expect. If we are delayed in completing the trials or making the filings, our business may be adversely affected, including as a result of increased costs.

We may not be able to demonstrate the safety and efficacy of FACTIVE in indications other than those for which it has already been approved or of our other products including Ramoplanin, in each case, to the satisfaction of the FDA, or other regulatory authorities. We may also be required to demonstrate that our proposed products represent an improved form of treatment over existing therapies and we may be unable to do so without conducting further clinical studies. Negative, inconclusive or inconsistent clinical trial results could prevent regulatory approval, increase the cost and timing of regulatory approval or require additional studies or a filing for a narrower indication.

The speed with which we are able to complete our clinical trials and our applications for marketing approval will depend on several factors, including the following:

•	the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study and the nature of the protocol;

•	fluctuations in the infection rates for patients available to enroll in our trials;

•	compliance of patients and investigators with the protocol and applicable regulations;

•	prior regulatory agency review and approval of our applications and procedures;

•	analysis of data obtained from preclinical and clinical activities which are susceptible to varying interpretations, which interpretations could delay, limit or prevent regulatory approval;

•	changes in the policies of regulatory authorities for drug approval during the period of product development; and

•	the availability of skilled and experienced staff to conduct and monitor clinical studies, to accurately collect data and to prepare the appropriate regulatory applications.

In addition, the cost of human clinical trials varies dramatically based on a number of factors, including the order and timing of clinical indications pursued, the extent of development and financial support from alliance partners, the number of patients required for enrollment, the difficulty of obtaining clinical supplies of the product candidate, and the difficulty in obtaining sufficient patient populations and clinicians.

We have limited experience in conducting and managing the preclinical and clinical trials necessary to obtain regulatory marketing approvals. We may not be able to obtain the approvals necessary to conduct clinical studies. Also, the results of our clinical trials may not be consistent with the results obtained in preclinical studies or the results obtained in later phases of clinical trials may not be consistent with those obtained in earlier phases. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing.

If regulatory approval of a drug is granted, such approval is likely to limit the indicated uses for which it may be marketed. Furthermore, even if a product gains regulatory approval, the product and the manufacturer of the product will be subject to continuing regulatory review, including the requirement to conduct post-approval clinical studies. We may be restricted or prohibited from marketing or manufacturing a product, even after obtaining product approval, if previously unknown problems with the product or its manufacture are subsequently discovered.

Our failure to acquire and develop additional product candidates or approved products will impair our ability to grow.

As part of our growth strategy, we intend to acquire and develop additional product candidates or approved products. The success of this strategy depends upon our ability to identify, select and acquire biopharmaceutical products that meet our criteria. We may not be able to acquire the rights to additional product candidates and approved products on terms that we find acceptable, or at all. The acquisition of rights to additional products would likely require us to make significant upfront cash payments which could adversely affect our liquidity and/or accelerate our need to raise additional capital.

New product candidates acquired or in-licensed by us may require additional research and development efforts prior to commercial sale, including extensive preclinical and/or clinical testing and approval by the FDA and corresponding foreign regulatory authorities. All product candidates are prone to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be safe, non-toxic and effective nor approved by regulatory authorities. In addition, it is uncertain whether any approved products that we develop or acquire will be:

•	manufactured or produced economically;

•	successfully commercialized; or

•	widely accepted in the marketplace.

Results related to post-marketing studies could restrict our ability to commercialize FACTIVE tablets.

In December 2000, the FDA issued a non-approvable letter to the prior owner of rights to FACTIVE due, in part, to safety concerns arising out of an increased rate of rash relative to comparator drugs, especially in young women. While the FDA did approve FACTIVE tablets for marketing in April 2003, it required, as a post-marketing study commitment, that we conduct a prospective, randomized study comparing FACTIVE tablets (5,000 patients) to an active comparator (2,500 patients) in patients with CAP or AECB. This study includes patients of different ethnicities, to gain safety information in populations not substantially represented in the existing clinical trial program, specifically as it relates to rash. Patients will be evaluated for clinical and laboratory measures of safety. This Phase IV trial, with the approval from the FDA, was initiated in the second half of 2004. In connection with the approval of FACTIVE tablets, the FDA has also required us to perform a utilization study to obtain data on the prescribing patterns and use of FACTIVE tablets for the first three years after initial marketing in the U.S. As part of this requirement, we furnish annual reports to the FDA on the number of prescriptions issued, including refills, and the diagnoses for which the prescriptions are dispensed. The results of the Phase IV trial and the utilization study that we are required to provide to the FDA, as well as other safety information arising out of post-marketing safety surveillance, could restrict our ability to commercialize FACTIVE tablets.

Our intellectual property protection and other protections may be inadequate to protect our products.

Our success will depend, in part, on our ability to obtain commercially valuable patent claims and protect our intellectual property. We currently own or license approximately 66 issued U.S. patents, approximately 90 pending U.S. patent applications, 122 issued foreign patents and approximately 199 pending foreign patent applications. These patents and patent applications primarily relate to (1) the chemical composition, use, and method of manufacturing FACTIVE, (2) metalloenzyme inhibitors, their uses, their targets, (3) DNA-NanobinderTM compounds and their use as anti-infective therapeutics, and (4) the field of human and pathogen genetics. Our material patents are as follows:

•	U.S. Patent No. 5,633,262 granted May 27, 1997, relating to quinoline carboxylic acid derivatives having 7-(4-amino-methyl-3-oxime) pyrrolidine substituent; licensed from LG Life Sciences; expiring June 15, 2015;

•	U.S. Patent No. 5,776,944 granted July 7, 1998, relating to 7-(4-aminomethyl-3-methyloxyiminopyrroplidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1,4-dihydro-1,8-naphthyridine-3-carboxylic acid; licensed from LG Life Sciences; expiring June 15, 2015;

•	U.S. Patent No. 5,869,670 granted February 9, 1999, relating to 7-(4-aminomethyl-3-methyloxyiminopyrrolidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1,4-dihydro-1,8-naphthyridine-3-carboxylic acid; licensed from LG Life Sciences; expiring June 15, 2015;

•	U.S. Patent No. 5,962,468 granted October 5, 1999, relating to 7-(4-aminomethyl-3-methyloxyiminopyrrolidin-1-yl)-1-cyclopropyl-6-fluoro-4-oxo-1,4-dihydro-1,8-naphthyridine-3 carboxylic acid; licensed from LG Life Sciences; expiring June 15, 2015;

•	U.S. Patent No. 6,340,689 granted January 22, 2002, relating to methods of using quinolone compounds against atypical upper respiratory pathogenic bacteria; licensed from LG Life Sciences; expiring September 14, 2019;

•	U.S. Patent No. 6,262,071 granted July 17, 2001, relating to methods of using antimicrobial compounds against pathogenic Mycoplasma bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

•	U.S. Patent No. 6,331,550 granted December 18, 2001, relating to methods of using of quinolone compounds against anaerobic pathogenic bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

•	U.S. Patent No. 6,455,540 granted September 24, 2002, relating to methods of use of quinolone compounds against anaerobic pathogenic bacteria; licensed from LG Life Sciences; expiring September 21, 2019;

•	U.S. Patent No. 6,723,734 granted April 20, 2004, relating to the salt of naphythyridine carboxylic acid derivative; licensed from LG Life Science; expiring March 20, 2018.

•	U.S. Patent No. 6,803,376 granted October 12, 2004, relating to methods of use of quinolone compounds against pneumococcal pathogenic bacteria; licensed from LG Life Science; expiring September 21, 2019.

We are not currently involved in any litigation, settlement negotiations, or other legal action regarding patent issues and we are not aware of any patent litigation threatened against us. Our patent position involves complex legal and factual questions, and legal standards relating to the validity and scope of claims in the applicable technology fields are still evolving. Therefore, the degree of future protection for our proprietary rights is uncertain.

Under our license agreement with LG Life Sciences, we obtained an exclusive license to develop and market gemifloxacin in certain territories. This license covers 16 issued U.S. patents and a broad portfolio of corresponding foreign patents and pending patent applications. These patents include claims that relate to the chemical composition of FACTIVE, methods of manufacturing and its use for the prophylaxis and treatment of bacterial infections. The U.S. patents are currently set to expire at various dates, ranging from 2015 to 2019. We have filed a patent term extension application covering the regulatory review process for one of the principal patents, U.S. Patent 5,776,944, expiring in 2015. If granted, this extension would extend the exclusivity period through 2017.

We also have the exclusive right to use FACTIVE trademarks, trade names, domain names and logos in conjunction with the use or sale of the product in the territories covered by the license.

LG Life Sciences, as owner of U.S. Patent Nos. 5,776,944 and 5,962,468, submitted requests for reexamination to the U.S. Patent & Trademark Office, or PTO, in order to place additional references into the record of each patent. Both requests were granted by the PTO. Patents ‘944 and ‘468 have been reexamined with relatively minor modifications to the claims and confirmed patentable over the submitted references.

The patents that we license to Ramoplanin under our agreement with Vicuron include claims relating to methods of manufacturing Ramoplanin as well as methods increasing the yield of the active compound. We also have applications pending relating to various novel uses of Ramoplanin. The patent covering the chemical composition of Ramoplanin has expired. To provide additional protection for Ramoplanin, we rely on proprietary know-how relating to maximizing yields in the manufacture of Ramoplanin, and intend to rely on the five-year data exclusivity provisions under the Hatch-Waxman Act.

The risks and uncertainties that we will face with respect to our patents and other proprietary rights include the following:

•	the pending patent applications that we have filed or to which we have exclusive rights may not result in issued patents, may result in issued patents with narrower claims than anticipated or may take longer than expected to result in issued patents;

•	the claims of any patents which are issued may be limited from those in the patent applications and may not provide meaningful protection;

•	we may not be able to develop additional proprietary technologies that are patentable;

•	the patents licensed or issued to us or our partners may not provide a competitive advantage;

•	other companies may challenge patents licensed or issued to us or our partners;

•	patents issued to other companies may harm our ability to do business; and

•	other companies may independently develop similar or alternative technologies or duplicate our technologies; and other companies may design around technologies we have licensed or developed.

We rely on Auxilium’s license of Bentley Pharmaceuticals’ intellectual property which provides limited patent protection for TESTIM.

Currently, TESTIM is not covered by composition of matter patents. Testosterone, the active ingredient in TESTIM, is off-patent and is included in competing testosterone replacement therapy products. The U.S. patent that Auxilium licenses from Bentley Pharmaceuticals relates to a key component of the formulation of TESTIM and expires in June 2008. Bentley has filed a new patent application relating to the formulation in the U.S. which, if issued, could provide additional patent protection for TESTIM. Moreover, patent prosecution, maintenance and enforcement of the Bentley patent portfolio as it relates to TESTIM is controlled by Auxilium. Accordingly, we may be unable to exercise the same degree of control over this intellectual property as we would over our internally developed intellectual property or intellectual property which we directly license. Without additional patent protection, generic competition of TESTIM could adversely affect our sales. Furthermore, Auxilium’s failure to perform under its license arrangement with Bentley could result in the termination of the license and our ability to market TESTIM.

We may infringe the intellectual property rights of third parties and may become involved in expensive intellectual property litigation.

The intellectual property rights of biopharmaceutical companies, including us, are generally uncertain and involve complex legal, scientific and factual questions. Our success in developing and commercializing biopharmaceutical products may depend, in part, on our ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on our intellectual property rights.

There has been substantial litigation regarding patents and other intellectual property rights in the biopharmaceutical industry. We may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine our patent rights with respect to third parties which may include competitors in the biopharmaceutical industry. Interference proceedings in the U.S. Patent and Trademark Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. We may become involved in patent litigation against third parties to enforce our patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to us of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. We do not expect to maintain separate insurance to cover intellectual property infringement. Our general liability insurance policy does not cover our infringement of the intellectual property rights of others. If infringement litigation against us is resolved unfavorably, we may be enjoined from manufacturing or selling certain of our products or services without a license from a third party. We may not be able to obtain such a license on commercially acceptable terms, or at all.

International patent protection is uncertain.

Patent law outside the United States is uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors’ foreign patents, which could result in substantial costs and diversion of our efforts.

Our proprietary position may depend on our ability to protect our proprietary confidential information and trade secrets.

We rely upon certain proprietary confidential information, trademarks, unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with confidentiality agreements that provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship shall be kept confidential except in specified circumstances. Agreements with employees provide that all inventions conceived by the individual while employed by us are our exclusive property. We cannot guarantee, however, that these agreements will be honored, that we will have adequate remedies for breach if they are not honored or that our proprietary confidential information and trade secrets will not otherwise become known or be independently discovered by competitors.

We will bear substantial responsibilities under our license agreements for FACTIVE and Ramoplanin and our co-promotion agreement for TESTIM, and there can be no assurance that we will successfully fulfill our responsibilities.

FACTIVE

We have an exclusive license from LG Life Sciences to develop and market FACTIVE in North America and France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino and Vatican City. Under this agreement, we are responsible, at our expense and through consultation with LG Life Sciences, for the clinical and commercial development of FACTIVE in the countries covered by the license, including the conduct of clinical trials, the filing of drug approval applications with the FDA and other applicable regulatory authorities and the marketing, distribution and sale of FACTIVE in our territory. The agreement also requires a minimum sales commitment over a period of time, which if not met, would result in the technology being returned to LG Life Sciences. We believe that we are currently in compliance with our obligations under the agreement with LG Life Sciences, but there can be no assurance that we will be able to remain in compliance due to the limitations on our resources and the many risks of conducting clinical trials, as described above in “Clinical trials are costly, time consuming and unpredictable, and we have limited experience conducting and managing necessary preclinical and clinical trials for our product candidates” and the challenges inherent in the commercialization of new products as described above in “Our product candidates will face significant competition in the marketplace.”

LG Life Sciences has the obligation under the agreement to diligently maintain its patents and the patents of third parties to which it has rights that, in each case, relate to gemifloxacin, the active ingredient in FACTIVE tablets. We have the right, at our expense, to control any litigation relating to suits brought by a third party alleging that the manufacture, use or sale of gemifloxacin in its licensed field in the territories covered by the license infringes upon our rights. We also have the primary right to pursue actions for infringement of any patent licensed from LG Life Sciences under the license agreement within the territories covered by the license. If we elect not to pursue any infringement action, LG Life Sciences has the right to pursue it. The costs of any infringement actions are first paid out of any damages recovered. If we are the plaintiff, the remainder of the damages are retained by us, subject to our royalty obligations to LG Life Sciences. If LG Life Sciences is the plaintiff, the remainder of the damages are divided evenly between us and LG Life Sciences, subject to our royalty obligations to LG Life Sciences. The costs of pursuing any such action could substantially diminish our resources.

Auxilium

On April 11, 2005, we entered into an agreement with Auxilium granting us the exclusive right to co-promote TESTIM to primary care physicians in the U.S. Under this agreement we are obligated to share TESTIM promotional expenses to this audience equally with Auxilium. The agreement also requires minimum levels of annual physician detailing which, if not met, would allow Auxilium to terminate the agreement. The initial term of the agreement ends on April 30, 2007. We may extend the agreement for two consecutive two-year periods provided that certain milestones related to physician detailing, market share and gross sales have been met by us for each extension period. We believe that we are currently in compliance with our obligations under the Auxilium agreement, but there can be no assurance that we will be able to remain in compliance or that we will be able to meet the milestones required for extension of the agreement.

Ramoplanin

Under our License and Supply Agreement with Vicuron, we have obtained an exclusive license to develop and market oral Ramoplanin in the United States and Canada. Under this agreement, we are responsible, at our expense, for the clinical and non-clinical development of Ramoplanin in our field, the prevention and treatment of human disease, in the United States and Canada, including the conduct of clinical trials and the filing of drug approval applications with the FDA and other applicable regulatory authorities. We are obligated under the agreement to work diligently to develop Ramoplanin and if we do not file an NDA for Ramoplanin by a date to be agreed upon by us and Vicuron, Vicuron would have the right to terminate our license to Ramoplanin. On November 8, 2004, we received a letter from Vicuron indicating that it intended to seek to terminate agreement with us and reacquire rights to Ramoplanin. In its letter, Vicuron claimed that it would have a right to terminate the agreement based on the fact that an NDA with respect to Ramoplanin would not be filed with the FDA prior to the date originally specified in the agreement. We believe this letter contradicts an amendment to the agreement entered into in October of 2002 (filed as exhibit 10.64 to our Annual Report on Form 10-K filed with the SEC on March 31, 2003), and we have addressed this issue with Vicuron. Pursuant to the terms of the amended agreement, we are in discussions with Vicuron to develop a timetable for the completion of development and outside date for the NDA submission. There is no assurance we will be able to agree upon such a date, that Vicuron will not renew its attempt to terminate the agreement again in the future or that we will prevail in any potential dispute with Vicuron.

Vicuron is responsible for providing us with all information in its possession relating to Ramoplanin in our licensed field, for cooperating with us in obtaining regulatory approvals of Ramoplanin and for using diligent efforts to provide us with bulk Ramoplanin sufficient to carry out our clinical development activities. We believe that we are currently in compliance with our obligations under the License and Supply Agreement, but there can be no assurance that we will be able to remain in compliance due to the limitations on our resources and the many risks of conducting clinical trials, as described above in “Clinical trials are costly, time consuming and unpredictable, and we have limited experience conducting and managing necessary preclinical and clinical trials for our product candidates.”

Under our agreement with Vicuron, Vicuron has the obligation to prosecute patents relating to Ramoplanin that are made by Vicuron personnel or conceived jointly by our personnel and Vicuron’s personnel. We have the obligation to prosecute patents relating to Ramoplanin that are made solely by our personnel. We have the right to control any suits brought by a third party alleging that the manufacture, use or sale of Ramoplanin in our licensed field in the United States or Canada infringes upon our rights. We will bear the costs of any such actions, which could be substantial; provided that if we are obligated to pay any royalties or other payments to a third party to sell Ramoplanin as a result of this litigation, including any settlement reached with Vicuron’s consent, Vicuron is obligated to pay that expense. We also have the primary right to pursue actions for infringement of any patent licensed from Vicuron within the United States and Canada within our licensed field. Vicuron has the primary right to pursue actions for infringement of any patents that it licenses to us outside of our licensed field within the United States and Canada and for all purposes outside of the United States and Canada. If the party with the primary right to pursue the infringement action elects not to pursue it, the other party generally has the right to pursue it. The costs of any infringement actions are first paid out of any damages recovered and are then allocated to the parties depending upon their interest in the suit. The costs of pursuing any such action could substantially diminish our resources.

We will depend on key personnel in a highly competitive market for skilled personnel.

We will be highly dependent on the principal members of our senior management and key scientific and technical personnel. The loss of any of our personnel could have a material adverse effect on our ability to achieve our goals. We currently maintain employment agreements with the following senior officers: Steven M. Rauscher, President and Chief Executive Officer; Stephen Cohen, Senior Vice President and Chief Financial Officer; Nick Colangelo, Esq., Senior Vice President, Corporate Development and Operations; and Ton Bunt, M.D., Ph.D., Senior Vice President, Clinical Development and Medical Affairs. The term of each employment agreement continues until it is terminated by the officer or us.

Our future success is dependent upon our ability to attract and retain additional qualified sales and marketing, clinical development, scientific and managerial personnel. The launch of the commercial sale of FACTIVE tablets during the second half of 2004 required us to significantly increase our hiring of new employees, primarily with expertise in the areas of sales and marketing. We will continue to increase these efforts in the future. Like others in our industry, we may face, and in the past we have faced from time to time, difficulties in attracting and retaining certain employees with the requisite expertise and qualifications. We believe that our historical recruiting periods and employee turnover rates are similar to those of others in our industry; however, we cannot be certain that we will not encounter greater difficulties in the future.

Sales of FACTIVE in European countries in which we do not have rights to market the product could adversely affect sales in the European countries in which we have exclusive rights to market the product.

Our exclusive rights to market FACTIVE in Europe are limited to France, Germany, the United Kingdom, Luxembourg, Ireland, Italy, Spain, Portugal, Belgium, the Netherlands, Austria, Greece, Sweden, Denmark, Finland, Norway, Iceland, Switzerland, Andorra, Monaco, San Marino and Vatican City. These countries included all of the members of the European Union on the date of the original agreement to license FACTIVE. However, in 2004, a number of additional European countries in which we do not have rights to market FACTIVE were admitted as members of the European Union. If LG Life Sciences were to sell FACTIVE or license a third party to sell FACTIVE in such countries, our ability to maintain our projected profit margins based on sales in the territories covered by the LG Life Sciences license agreement may be adversely affected because customers in our territory may purchase FACTIVE from neighboring countries in the European Union and our ability to prohibit such purchases may be limited under European Union antitrust restrictions.

Failure to secure distribution partners or obtain regulatory approval in foreign jurisdictions will prevent us from marketing FACTIVE abroad.

We intend to market FACTIVE through distribution partners in most, if not all, of the international markets for which we have a license to market the product. This will include the European Union, Canada and Mexico. We may not be able to secure distribution partners at all, or those that we do secure may not be successful in marketing and distributing FACTIVE. If we are not able to secure distribution partners or those partners are unsuccessful in their efforts, it would significantly limit the revenues that we expect to obtain from the sales of FACTIVE.

Further in order to market FACTIVE in the European Union and other foreign jurisdictions for which we have rights to market the product, we or our distribution partners must obtain separate regulatory approvals. Obtaining foreign approvals may require additional trials and expense. We may not be able to obtain approval or may be delayed in obtaining approval from any or all of the jurisdictions in which we seek approval to market FACTIVE.

We will rely upon alliance partners from our previous genomics-based research & alliance business as a means of developing and commercializing related products.

Our strategy for developing and commercializing therapeutic, vaccine and diagnostic products from our previous genomics-based research and alliance business depends, in part, on strategic alliances and licensing arrangements with pharmaceutical and biotechnology partners. We currently have alliances with bioMerieux, Schering-Plough and Wyeth. Over the past several years, we have received a substantial portion of our revenue from these alliances. However, our research obligations under our strategic alliances have been fulfilled. As a result, any substantial additional revenues under these alliances will consist of milestone payments based on the achievement by the alliance partner of development milestones or royalties based on the sale of products arising from the alliance. The achievement of any of the development milestones and successful development of any products under these alliances are dependent on the alliance partners’ activities and are beyond our control. We cannot assure you that any milestones will be attained, that any products will be successfully developed by the alliance partners or that we will receive any substantial additional revenues under these alliances.

If our partners develop products using our discoveries, we will rely on these partners for product development, regulatory approval, manufacturing and marketing of those products before we can receive some of the milestone payments, royalties and other payments to which we may be entitled under the terms of some of our alliance agreements. Our agreements with our partners typically allow the partners significant discretion in electing whether to pursue any of these activities. We will not be able to control the amount and timing of resources our partners may devote to our programs or potential products. As a result, there can be no assurance that our partners will perform their obligations as expected.

Risks related to our industry

Health care insurers and other payers may not pay for our products or may impose limits on reimbursement.

Our ability to commercialize FACTIVE tablets, TESTIM, Ramoplanin and our future products will depend, in part, on the extent to which reimbursement for such products will be available from third-party payers, such as Medicare, Medicaid, health maintenance organizations, health insurers and other public and private payers. We cannot assure you that third-party payers will pay for such products or will establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. If adequate coverage and reimbursement levels are not provided by government and private payers for use of our products, our products may fail to achieve market acceptance and our results of operations may be materially adversely affected. In addition, in December 2003 President Bush signed into law new Medicare prescription drug coverage legislation. While we cannot yet predict the impact the new legislation could have on our ability to commercialize FACTIVE tablets, TESTIM, Ramoplanin and any future products, the new legislation could adversely affect our anticipated revenues and results of operations, possibly materially.

Many health maintenance organizations and other third-party payers use formularies, or lists of drugs for which coverage is provided under a health care benefit plan, to control the costs of prescription drugs. Each payer that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and sometimes the cost of the drug in comparison to alternative products. We cannot assure you that FACTIVE tablets, TESTIM, Ramoplanin or any of our future products will be added to payers’ formularies, whether our products will have preferred status to alternative therapies, nor whether the formulary decisions will be conducted in a timely manner. We may also decide to enter into discount or formulary fee arrangements with payers, which could result in our receiving lower or discounted prices for our products.

Wholesalers, pharmacies and hospitals may not provide adequate distribution for our products.

Our ability to commercialize our products will depend, in part, on the extent to which we obtain adequate distribution of our products via wholesalers, pharmacies and hospitals, as well as other customers. Wholesalers and larger retailers may be reluctant to stock and distribute Oscient products since we are not a large, well-established company. If we do not obtain adequate distribution of our products, the commercialization of FACTIVE and TESTIM and our anticipated revenues and results of operations could be adversely affected.

If a successful product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, we could be forced to pay substantial damage awards.

The use of any of our product candidates in clinical trials, and the sale of any approved products, might expose us to product liability claims. We currently maintain, and we expect that we will continue to maintain, product liability insurance coverage in the amount of $10 million per occurrence and $10 million in the aggregate. Such insurance coverage might not protect us against all of the claims to which we might become subject. We might not be able to maintain adequate insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against potential losses. In the event a claim is brought against us, we might be required to pay legal and other expenses to defend the claim, as well as uncovered damage awards resulting from a claim brought successfully against us. Furthermore, whether or not we are ultimately successful in defending any such claims, we might be required to direct financial and managerial resources to such defense and adverse publicity could result, all of which could harm our business.

In addition, a product recall or excessive warranty claims (in any such case, whether arising from manufacturing deficiencies, labeling errors or other safety or regulatory reasons) could have an adverse effect on our product sales or require a change in the indications for which our products may be used.

Risks related to the notes and our common stock

Our debt obligations expose us to risks that could adversely affect our business, operating results and financial condition, and prevent us from fulfilling our obligations under the notes.

We have a substantial level of debt. As of July 31, 2005, we had approximately $178 million in indebtedness (including accrued interest and excluding trade payables and accrued liabilities). The level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt as described below;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service, acquisitions or general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants;

•	make us more vulnerable in the event of a downturn in our business; or

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources.

If we experience a decline in revenues due to any of the factors described in this Risk Factors section or otherwise, we could have difficulty making required payments on our indebtedness. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, including the notes, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under any indebtedness we may incur in the future. Any default under our indebtedness could have a material adverse effect on our business, operating results and financial condition.

Our ability to meet our debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

Other than a pledge of U.S. government securities in an amount equal to the first six scheduled interest payments on the notes for the benefit of the holders of the notes, the notes are unsecured and rank equally with our other senior indebtedness and are structurally subordinated to all liabilities of our subsidiaries.

Other than a pledge of U.S. government securities in an amount equal to the first six scheduled interest payments on the notes for the benefit of the holders of the notes, the notes are unsecured and rank equally with all of our other existing and future senior indebtedness. The notes will be effectively subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against assets securing such debt in order to receive payment in full before those assets may be used to pay holders of the notes. As of July 31, 2005, we had approximately $178 million of indebtedness outstanding (including accrued interest and excluding trade payables, accrued liabilities and inter-company liabilities). We have purchased and pledged for the exclusive benefit of the holders of the notes an amount of U.S. government securities, which we expect will be sufficient, upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first six scheduled interest payments on the notes when due. The notes will not be secured by any other collateral.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

The notes do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the notes.

We are not restricted under the terms of the notes from incurring additional indebtedness, including senior indebtedness or secured debt. In addition, the limited covenants applicable to the notes do not restrict our ability to pay dividends, issue or repurchase stock or other securities or require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. In addition, the indentures do not afford protection to holders of the notes in the event of a fundamental change except to the extent described under “Description of Notes—Repurchase of the notes at the option of holders upon a fundamental change.”

We may be unable to repay or repurchase the notes or our other indebtedness.

At maturity, the entire outstanding principal amount of the notes will become due and payable. In addition, if a fundamental change, as defined under “Description of Notes—Repurchase of the notes at the option of holders upon a fundamental change,” occurs, you may require us to repurchase all or a portion of your notes. We may not have sufficient funds or may be unable to arrange for additional financing to pay the repurchase price of the notes or the principal amount due at maturity. Any future borrowing arrangements or debt agreements to which we become a party may contain restrictions on or prohibitions against our repayment or repurchase of the notes. If we are prohibited from repaying or repurchasing the notes, we could try to obtain the consent of lenders under those arrangements, or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance the borrowings, we will be unable to repay or repurchase the notes. Any such failure would constitute an event of default under the indentures which could, in turn, constitute a default under the terms of our other indebtedness.

An active public market may not develop for the notes.

In May 2004, we issued the notes in private placements. Since their initial issuance, the notes have been eligible for trading on the PORTAL Market of the National Association of Securities Dealers, Inc. Notes resold under this prospectus, however, will no longer trade on the PORTAL Market. We do not intend to apply for a listing of the notes on any securities exchange or automated dealer quotation system. At the time of the initial issuance of the notes, the initial purchasers advised us that they currently intended to make a market in the notes; however, they are not obligated to do so and may discontinue this market-making activity at any time without notice. In addition, market making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Exchange Act. As a result, a market for the notes may not develop or, if one does develop, it may not be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could decline significantly. In addition, the liquidity of the trading market for the notes, if any, and the market price quoted for the notes may be adversely affected by changes in interest rates in the market for comparable securities and by changes in our financial performance or prospects, as well as by declines in the prices of securities, or the financial performance or prospects of similar companies.

The price of our common stock, and therefore the price of the notes, may fluctuate significantly, which may make it difficult for holders to resell the notes or the common stock issuable upon conversion of the notes when desired or at attractive prices.

The market price of the notes is expected to be affected significantly by the market price of our common stock. The market price of our common stock is subject to significant fluctuations in response to the factors in this section and other factors, including:

•	our ability to successfully commercialize FACTIVE tablets and Testim;

•	the revenues that we may derive from the sale of FACTIVE tablets and Testim, as compared to analyst estimates;

•	the results of our clinical trials for Ramoplanin and additional indications for FACTIVE and the pace of our progress in those clinical trials;

•	our ability to license or develop other compounds for clinical development;

•	the timing of the achievement of our development milestones and other payments under our strategic alliance agreements;

•	termination of, or an adverse development in, our strategic alliances;

•	conditions and publicity regarding the biopharmaceutical industry generally;

•	price and volume fluctuations in the stock market at large which do not relate to our operating performance; and

•	comments by securities analysts, or our failure to meet market expectations.

Over the two-year period ending June 30, 2005, 2005 the closing price of our common stock as reported on the Nasdaq National Market ranged from a high of $7.18 to a low of $1.61. The stock market has from time to time experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In the past, companies that have experienced volatility have sometimes been the subject of securities class action litigation. If litigation were instituted on this basis, it could result in substantial costs and a diversion of management’s attention and resources. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because the notes are convertible into shares of our common stock, volatility of or depressed prices for our common stock could have a similar effect on the trading price of the notes. In addition, because the notes are convertible into common stock only at a conversion price in excess of the recent trading price, a decline in our common stock price may cause the value of the notes to decline. Holders who receive common stock upon conversion of the notes also will be subject to the risk of volatility and depressed prices of our common stock.

The sale of a significant number of shares could cause the market price of our stock to decline.

Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. The indentures do not restrict our ability to issue additional shares of common stock or other securities convertible into or exchangeable for our common stock. We have used and may continue to use our common stock or securities convertible into or exchangeable for our common stock to acquire technology, product rights or businesses, or for other purposes. As of June 30, 2005, we had approximately 76,688,415 shares of common stock outstanding. In connection with the Genesoft merger, we issued approximately 29 million shares of our common stock to the former Genesoft shareholders. All of these shares are eligible for sale on the Nasdaq National Market, although certain of the shares are subject to sales volume and other limitations.

As of June 30, 2005, options to purchase approximately 9,859,934 shares of our stock upon exercise of options with a weighted average price per share of $3.93 were outstanding under our equity incentive plan and certain equity plans that we assumed in the merger with Genesoft. As of June 30, 2005, we had 1,548,558 options available for future grant. We also have 743,710 shares of common stock available for sale under our employee stock purchase plan as of June 30, 2005. As of June 30, 2005, warrants to purchase approximately 3,138,264 shares of our common stock with a weighted average exercise price per share of $3.93 were outstanding, of which 3,089,806 have been registered for resale and are therefore freely tradeable without restriction.

Conversion of the notes will dilute the ownership interests of existing stockholders.

The conversion of some or all of the notes will dilute the ownership interest of our existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes.

We have not requested a rating of the notes from any rating agency and believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the notes and our common stock could be harmed.

The notes are not protected by restrictive covenants.

The indentures governing the notes do not contain any financial covenants or restrictions on the payment of dividends. The indentures do not restrict the issuance or repurchase of securities by us or our subsidiaries. The indentures contain no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control except as described under “Repurchase of notes by us at the option of the holder upon a fundamental change.” Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indentures. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected.

Adjustments to the conversion rate on the notes may result in a taxable distribution to you.

Although to date we have never paid cash dividends on our common stock, if in the future we pay a cash dividend on our common stock and there is a resulting adjustment to the conversion price, a note holder could be deemed to have received a taxable dividend subject to US federal income tax without the receipt of any cash. Other adjustments in the conversion ratio (or failures to make such adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may have the same result. Any such deemed dividends would be taxable as described in “Certain US federal tax consequences.”

Multiple factors beyond our control may cause fluctuations in our operating results and may cause our business to suffer.

Our revenues and results of operations may fluctuate significantly, depending on a variety of factors, including the following:

•	the pace of our commercialization of FACTIVE tablets and Testim;

•	the level of acceptance by physicians and third party payors of FACTIVE and Testim;

•	the progress of our clinical trials for FACTIVE, Ramoplanin and our other product candidates;

•	our success in concluding deals to acquire additional approved products and product candidates;

•	the introduction of new products and services by our competitors;

•	regulatory actions; and

•	expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights.

We will not be able to control many of these factors. In addition, if our revenues in a particular period do not meet expectations, we may not be able to adjust our expenditures in that period, which could cause our business to suffer. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price may fall, possibly by a significant amount.

Deficiency of earnings available to cover fixed charges

(in thousands)

The following table sets forth our historical deficiency of earnings available to cover fixed charges for the three-month period ending June 30, 2005 and each of our five most recent fiscal years.

	Six-months ended June 30, 2005	Year ended December 31,
		2004	2003	2002	2001	2000
Deficiency of earnings available to cover fixed charges (1)(2)	$(49,580)	$(93,271)	$(29,789)	$(34,017)	$(10,090)	$(5,847)

(1)	Earnings were inadequate to cover fixed charges. We needed additional earnings, as indicated by the deficiency of earnings available to cover fixed charges for each of the periods presented above, to achieve a ratio of earnings to fixed charges of 1.0x.

(2)	The deficiency of earnings available to cover fixed charges is computed by subtracting fixed charges from earnings before income taxes and minority interest plus fixed charges. Fixed charges consist of interest expense plus that portion of net rental expense deemed representative of interest.

Use of proceeds

The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. We will not receive any proceeds.

The selling securityholders will not cover any of the expenses that are incurred by us in connection with the registration of the notes or common stock issuable upon conversion of the notes, but they will pay any commissions, discounts and other compensation to any broker-dealers through whom they sell any of the notes or common stock issuable upon conversion of the notes.

Description of notes

The notes were issued under indentures dated as of May 10, 2004, which we refer to as the indentures, between us and U.S. Bank National Association, as trustee, which we refer to as the trustee. The terms of the notes include those expressly set forth in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939, as amended, which we refer to as the Trust Indenture Act. The pledge agreement referred to below under the caption “—Security” defines the terms of the pledge that secures the payment of the first six interest payments on the notes when due.

This description of notes is intended to be a useful overview of the material provisions of the notes, the indentures and the pledge agreement. Since this description is only a summary, you should refer to the indentures and the pledge agreement for a complete description of our obligations and your rights.

For purposes of this description, references to “Oscient Pharmaceuticals,” “we,” “our” and “us” refer only to Oscient Pharmaceuticals Corporation and not to any of its subsidiaries.

General

The notes:

•	are our general unsecured, senior obligations (except to the extent described under “—Security” below);

•	mature on April 15, 2011, unless earlier converted, repurchased or redeemed;

•	will accrue interest at a rate of 3 1/2% per year payable in cash on each April 15 and October 15, beginning on October 15, 2004, to record holders at the close of business on the preceding April 1 and October 1, respectively, except as set forth under “—Interest”;

•	will accrue liquidated damages if we fail to comply with certain obligations as set forth under “—Registration rights”;

•	were issued in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form (see “—Form, denomination and registration—Global notes, book-entry form”);

•	rank equally in right of payment to any of our existing or future unsecured senior indebtedness, including trade payables;

•	are redeemable by us for cash, at our option, in whole or in part, beginning on May 10, 2010 (see “—Optional redemption”); and

•	are subject to repurchase by us upon a fundamental change (as defined below).

Subject to fulfillment of certain conditions described below, the notes may be converted into shares of our common stock at an initial conversion rate of 150.5571 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $6.64 per share of common stock). The conversion rate is subject to adjustment if certain events occur.

The registered holder of a note will be treated as the owner of it for all purposes, including, without limitation, for purposes of determining to whom we will send any notice required to be sent to holders of the notes pursuant to the indentures.

The indentures do not limit the amount or kind of debt that may be incurred by us or any of our subsidiaries.

Other than restrictions described under “—Repurchase of the notes at the option of holders upon a fundamental change” and

“—Consolidation, merger and sale of assets” below, the indentures do not contain any covenants or other provisions which may afford holders of the notes protection in the event of a highly leveraged transaction involving us. We may not reissue a note that has matured or been converted, repurchased by us at the option of a holder, redeemed or otherwise canceled.

Security

We have purchased and pledged to the trustee as security for the exclusive benefit of the holders of the notes (and not for the benefit of our other creditors), U.S. government securities in such amount as will be sufficient, upon receipt of scheduled interest and principal payments of such U.S. government securities, to provide for payment in full of the first six scheduled interest payments (up to and including the interest payment due on April 15, 2007), but not additional interest which may be payable (as described under “—Registration Rights”) on the notes when due. A verification agent verified the mathematical accuracy of our computation.

The U.S. government securities were pledged by us to the trustee for the exclusive benefit of the holders of the notes and will be held by the trustee in a pledge account. Immediately prior to each of the first six interest payment dates, the trustee will release from the pledge account proceeds sufficient to pay the interest then due on the notes. A failure to pay interest on the notes when due for any of the first six scheduled interest payment dates will constitute an event of default under the indentures, with no grace period.

The pledged U.S. government securities and the pledge account will also secure the repayment of the principal amount and additional interest, if any, on the notes only to the extent provided in the following circumstance. If prior to April 15, 2007:

•	an event of default under the notes occurs and is continuing; and

•	the trustee or the holders of 25% in aggregate principal amount of the notes accelerate the notes by declaring the principal amount of the notes to be immediately due and payable (by written consent, at a meeting of noteholders or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, upon which the notes will be accelerated automatically;

then the proceeds from the pledged U.S. government securities will be promptly released for payment to noteholders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied:

•	first, to any accrued and unpaid interest on the notes; and

•	second, to repayment of a portion of the principal amount of the notes and additional interest, if any, due on the notes.

However, if any event of default is cured prior to the acceleration of the notes by the trustee or holders of the notes referred to above, the trustee and the holders of the notes will not be able to accelerate the notes as a result of that event of default.

For example, if the first two interest payments were made when due but the third interest payment was not made when due and the noteholders promptly exercised their right to declare the principal amount of the notes to be immediately due and payable, then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds of the pledged U.S. government securities are promptly distributed from the pledge account:

•	an amount equal to the interest payment due on the third interest payment would be distributed from the pledge account as accrued interest; and

•	the balance of the proceeds of the pledge account would be distributed as a portion of the principal amount of the notes and additional interest, if any, due on the notes.

In addition, noteholders would have an unsecured claim against us for the remainder of the principal amount of their notes.

Once we make the first six scheduled interest payments on the notes, or at such earlier time when all of the notes have been repurchased or converted, all of the remaining pledged U.S. government securities, if any, will be released to us from the pledge account.

Payments on the notes; paying agent and registrar

We will pay principal, interest and liquidated damages, if any, on the notes at the office or agency designated by us in the Borough of Manhattan, The City of New York. We have initially designated U.S. Bank National Association as our paying agent and registrar and its agency in New York, New York as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar.

We will pay principal, interest and liquidated damages, if any, on notes in global form registered in the name of or held by The Depository Trust Company (“DTC”) or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global note.

Interest

The notes accrue interest at a rate of 3 1/2% per year from the date of issuance. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2004, to record holders at the close of business on the preceding April 1 and October 1, respectively, except:

•	interest payable upon redemption will be paid to the person to whom principal is payable, unless the redemption date is an interest payment date, in which case interest shall be paid to the record holder on the relevant record date; and

•	as set forth in the next sentence.

If you convert your notes into common stock during the period after any record date but prior to the next interest payment date:

•	we will not be required to pay interest on the interest payment date if the notes have been called for redemption on a redemption date that occurs during this period, but accrued and unpaid interest on such notes will be paid on the redemption date; or

•	if otherwise, any note called for redemption that is submitted for conversion during this period must also be accompanied by an amount equal to the interest due on the interest payment date on the converted principal amount, unless at the time of the conversion there is a default in the payment of interest on the notes. See “Conversion rights.”

Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Transfer and exchange

You may transfer or exchange notes at the office of the registrar in accordance with the indentures. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indentures. We are not required to exchange or register the transfer of

•	any note or portion thereof selected for redemption;

•	any note or portion thereof surrendered for conversion; or

•	any note or portion thereof surrendered for repurchase but not withdrawn in connection with a repurchase date.

Ranking

The notes are our general unsecured obligations (except to the extent described under “—Security,” above) and rank senior in right of payment to all existing and future debt that is expressly subordinated in right of payment to the notes. The notes rank equally in right of payment with all of our existing and future liabilities that are not so subordinated. Other than as described under

“—Security,” above, the notes effectively rank junior to any of our secured indebtedness to the extent of the assets securing such indebtedness. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure debt will be available to pay obligations on the notes only after all secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the notes then outstanding.

We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

As of July 31, 2005, we had approximately $178 million of indebtedness outstanding (including accrued interest and excluding trade payables and accrued liabilities).

Optional redemption

No sinking fund is provided for the notes. Prior to May 10, 2010, the notes will not be redeemable. Beginning May 10, 2010, we may redeem at any time for cash all or part of the notes, upon not less than 30 nor more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest and liquidated damages, if any, to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your note for redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the redemption date; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Conversion rights

General

Subject to satisfaction of the conditions described under the headings “—Conversion upon redemption,” and “—Conversion rate adjustments,” holders may convert each of their notes into shares of our common stock at an initial conversion rate of 150.5571 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $6.64 per share of common stock) prior to the close of business on April 14, 2011. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the

“applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Unless you convert your notes on an interest payment date, you will not receive any cash payment representing accrued and unpaid interest or liquidated damages, if any, upon conversion of a note. Instead, upon conversion, we will deliver to you a fixed number of shares of our common stock and a cash payment to account for any fractional shares. Any cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock upon conversion of the notes will be deemed to satisfy our obligation to pay the principal amount of the notes and accrued and unpaid interest and liquidated damages, if any. Accrued and unpaid interest and liquidated damages, if any, will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued and unpaid interest and liquidated damages, if any. The trustee will initially act as the conversion agent.

If any notes not called for redemption are converted after a record date for any interest payment date and prior to the next interest payment date, the notes must be accompanied by an amount equal to the interest payable on the next interest payment date on the converted principal amount, unless at the time of conversion there is a default in the payment of interest on the notes.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon conversion, unless the tax is due because the holder requests the shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, the holder must deliver a conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. Holders may obtain copies of the required form of the conversion notice from the conversion agent.

If a holder has already delivered a repurchase notice as described under “—Repurchase of the notes by us at the option of holders upon a fundamental change” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the repurchase notice in accordance with the indentures.

Conversion upon redemption

You may surrender for conversion any of your notes called by us for redemption at any time prior to the close of business one business day prior to the redemption date. If you have already submitted a note for repurchase on a fundamental change repurchase date, you may not surrender that note for conversion until you have withdrawn your repurchase election in accordance with the indentures.

Conversion rate adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate in any of the transactions described below.

(1) If we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 X	OS’
OS0

where,

CR0	=	the conversion rate in effect immediately prior to such event
CR’	=	the conversion rate in effect immediately after such event
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
OS’	=	the number of shares of our common stock outstanding immediately after such event

(2) If we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the sale price of our common stock on the business day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR’ = CR0 X	OS0 + X
OS0 + Y

where,

CR0	=	the conversion rate in effect immediately prior to such event
CR’	=	the conversion rate in effect immediately after such event
OS0	=	the number of shares of our common stock outstanding immediately prior to such event
X	=	the total number of shares of our common stock issuable pursuant to such rights
Y	=	the number of shares of our common stock equal to the aggregate price payable to exercise such rights divided by the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for the issuance of such rights

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above; and

•	dividends or distributions in cash referred to in clause (4) below;

then the conversion rate will be adjusted based on the following formula:

CR’ = CR0 X	SP0
SP0 – FMV

where,

CR0	=	the conversion rate in effect immediately prior to such distribution
CR’	=	the conversion rate in effect immediately after such distribution
SP0	=	the average sale price per share of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date for such distribution
FMV	=	the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date for such distribution

(4) If we make cash distributions to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR’ = CR0 X	SP0
SP0 – C

where,

CR0	=	the conversion rate in effect immediately prior to the record date for such distribution
CR’	=	the conversion rate in effect immediately after the record date for such distribution
SP0	=	the average sale price of our common stock for the ten consecutive trading days prior to the business day immediately preceding the record date of such distribution
C	=	the amount in cash per share we distribute to holders of our common stock

(5) If we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer, the conversion rate will be increased based on the following formula:

CR’ = CR0 X	AC + (SP’ X OS’)
OS0 X SP’

where,

CR0	=	the conversion rate in effect on the date such tender offer expires
CR’	=	the conversion rate in effect on the day next succeeding the date such tender offer expires
AC	=	the aggregate value of all cash and any other consideration (as determined by our board of directors) paid for shares purchased in such tender offer

OS0	=	the number of shares of our common stock outstanding immediately prior to the date such tender offer expires
OS’	=	the number of shares of our common stock outstanding immediately after the date such tender offer expires
SP’	=	the average sale price of our common stock for the ten days commencing on the trading day next succeeding the date such tender offer expires

If however, the application of the foregoing formula would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

To the extent that we adopt any future rights plan, upon conversion of the notes into our common stock you will receive, in addition to the common stock, the rights under the future stockholder rights plan whether or not the rights have separated from the common stock at the time of conversion and no adjustment to the conversion rate shall be made in accordance with clause (3) above.

Except as stated herein, we will not adjust the conversion rate for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

In the event of:

•	any reclassification of our common stock, or

•	a consolidation, merger or combination involving us, or

•	a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety, in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled thereafter to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

We are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase common stock in connection with a dividend or distribution of stock (or rights to acquire stock) or similar event.

Holders of the notes may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Certain United States federal income tax considerations—Consequences to U.S. Holders—Constructive dividends.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate.

Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Repurchase of the notes at the option of holders upon a fundamental change

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to repurchase all or any portion of your notes that is equal to $1,000 or an integral multiple of $1,000 on a repurchase date that is no earlier than 25 days and no later than 35 days after the date of our notice of the fundamental change.

The price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest and liquidated damages, if any, to but excluding the fundamental change repurchase date. If the repurchase date is an interest payment date, we will pay interest on the interest payment date to the record holder on the relevant record date. Otherwise, we will pay accrued and unpaid interest to the same holder that receives the principal amount to be repurchased.

A “fundamental change” will be deemed to have occurred upon a change of control event or a termination of trading (as defined below).

A “change of control event” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, sale of all or substantially all of our consolidated assets or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock or American Depositary Shares that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for listing on Nasdaq or any similar United States system of automated dissemination of quotations of securities prices, and no American Depositary Shares or similar instruments for such common stock are so listed or approved for listing in the United States.

However, notwithstanding the foregoing, a holder will not have the right to require us to repurchase its notes if the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the fundamental change or the public announcement of the fundamental change equals or exceeds 110% of the conversion price of the notes in effect on each of those five trading days.

If a fundamental change occurs and all of the consideration for the common stock in the transaction or transactions constituting the fundamental change consists of cash, which we will refer to as a “cash buy-out,” we will pay a make-whole premium to the holders of the notes in addition to the fundamental change repurchase price of the notes on the date of repurchase.

The make-whole premium per note will equal (a) the average of the closing trading price of a note for the five trading days immediately prior to our public announcement of the cash buy-out, less (b) the greater of (i) $1,000 or (ii) the product of (x) average closing prices of our common stock for the five trading days immediately prior to our public announcement of the cash buy-out and (y) the applicable conversion rate; and will be payable in cash or common stock at our option. The make-whole premium, if any, will not be less than zero.

The “closing trading price,” for purposes of calculating the make-whole premium, on any date of determination means the average of the secondary market bid quotations per note obtained by the trustee for $2,000,000 principal amount of the notes at approximately 3:30 p.m. New York City time, on such determination date from two independent nationally recognized securities dealers we select, which may include one or more of the initial purchasers, provided that if at least two such bids cannot reasonably be obtained by the trustee, but one such bid can reasonably be obtained by the trustee, this one bid will be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of notes from a nationally recognized securities dealer or in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the closing trading price of the notes will be deemed to be less than 98% of the applicable conversion rate of the notes multiplied by the closing price of our common stock on such determination date.

On or before the 15th day after we know or reasonably should know a fundamental change has occurred, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the fundamental change repurchase date; and

•	the procedures that holders must follow to require us to repurchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in the City of New York or publish the information on our website or through such other public medium as we may use at that time.

If you elect to exercise your right to cause us to repurchase all or any portion of your notes, you must deliver to us or our designated agent, on or before the business day preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indentures.

You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to us or our agent prior to the close of business on the business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the repurchase notice.

If a fundamental change results from a change of control event, as described below, instead of paying the repurchase price in cash we may elect to pay all or a portion of the repurchase price in shares of our common stock, or, in the case of a merger in which we are not the surviving corporation, common stock or American Depositary Shares of the surviving corporation or its direct or indirect parent corporation or a combination of the applicable securities and cash, at our option. The number of shares of the applicable common stock or securities a holder will receive will equal the relevant amount of the repurchase price divided by 97% of the average sale prices of the applicable common stock or securities for the five trading days immediately preceding the second business day immediately preceding the fundamental change repurchase date. However, we may not pay any portion of the repurchase price in the applicable common stock or securities or a combination of the applicable common stock or securities and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indentures, including:

•	registration of the shares of the applicable common stock or securities to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification of the shares of the applicable common stock or securities to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of the applicable common stock or securities on a U.S. national securities exchange or quotation thereof on an inter-dealer quotation system of any registered U.S. national securities association.

If the paying agent holds money and/or applicable stock sufficient to pay the fundamental change repurchase price of the notes on the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and liquidated damages, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price and previously accrued and unpaid liquidated damages, if any, upon delivery or transfer of the notes).

We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

The repurchase rights of the holders could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term fundamental change is limited to specified events and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the fundamental change repurchase price of the notes.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale or lease of substantially all of our properties and assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our properties and assets may be uncertain.

If a fundamental change were to occur, we may not have enough funds to pay the fundamental change repurchase price in cash. See “Risk factors” under the caption “We may be unable to repay or repurchase the notes or our other indebtedness.” If we fail to repurchase the notes when required following a fundamental change, we will be in default under the indentures. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, merger and sale of assets

The indentures provide that we may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person other than us is a person either (a) organized and existing under the laws of the United States of America, any State thereof or the District of Columbia, or (b) organized under the laws of a jurisdiction outside the United States and has common stock traded on a national securities exchange in the United States and a worldwide total market capitalization of its equity securities before giving effect to the consolidation or merger of at least U.S. $2 billion, and in either case such entity other than us expressly assumes by supplemental indenture all of our obligations under the notes and the indentures; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indentures. Upon any such consolidation, merger or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, Oscient Pharmaceuticals under the indentures.

Although these types of transactions are permitted under the indentures, certain of the foregoing transactions could constitute a fundamental change (as defined above) permitting each holder to require us to repurchase the notes of such holder as described above.

Events of default

Each of the following is an event of default:

•	default in the payment of interest (other than the first six scheduled interest payments up to and including the interest payment due on April 15, 2007) or liquidated damages, if any, on any note when due and payable and the default continues for a period of 30 days;

•	default in the payment of principal of any note when due and payable at its maturity, upon redemption, upon repurchase (including upon a fundamental change) or otherwise or default in the payment of the first six scheduled interest payments up to and including the interest payment due on April 15, 2007;

•	failure by us to comply with any of our other agreements contained in the notes or indentures for 60 days after written notice of such non-compliance has been received from the trustee or the holders of at least 25% in principal amount of the notes then outstanding;

•	default for 10 days in the performance of our conversion obligation upon exercise of a holder’s conversion rights;

•	default by us or our subsidiaries in the payment of the principal or interest on any loan agreement or other instrument under which there may be outstanding, or by which there may be evidenced any, debt for money borrowed in excess of $7.5 million in the aggregate of ours and such subsidiaries (other than indebtedness for borrowed money secured only by the real property to which the indebtedness relates and which is non-recourse to us or to such material subsidiaries), whether such debt now exists or shall hereafter be created, resulting in such debt becoming or being declared due and payable prior to its stated maturity, and such acceleration shall not have been rescinded or annulled within 30 days after written notice has been received by us or such subsidiary from the trustee or by the trustee, us and such subsidiary by the holders of at least 25% in principal amount of the notes then outstanding;

•	our failure to give you notice of your right to require us to repurchase your notes upon a fundamental change;

•	certain events involving our bankruptcy, insolvency, or reorganization (the “bankruptcy provisions”); or

•	the pledge agreement ceases to be in full force and effect, or enforceable, prior to its expiration in accordance with its terms.

If an event of default occurs and is continuing, the trustee by notice to us may, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee may request, and the trustee upon such request shall, declare 100% of the principal of and accrued and unpaid interest and liquidated damages, if any, on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest and liquidated damages, if any, will be due and payable immediately. Notwithstanding the previous sentence, in the case of an event of default arising under the bankruptcy provisions, all outstanding notes will become due and payable without further action or notice. The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to nonpayment of principal, interest or liquidated damages) and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest and liquidated damages on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indentures relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indentures at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, interest or liquidated damages, if any, when due, no holder may pursue any remedy with respect to the indentures or the notes unless:

•	such holder has previously given the trustee notice that an event of default is continuing;

•	holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

•	such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

•	the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indentures provide that if an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indentures or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indentures, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indentures provide that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 60 days after it occurs. Except in the case of a default in the payment of principal of or interest or liquidated damages, if any, on any note, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee an annual certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and amendment

Subject to certain exceptions, the indentures or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

Without the consent of each holder of an outstanding note affected, no amendment may, among other things:

•	reduce the rate of or extend the stated time for payment of interest on any note;

•	reduce the principal amount of or change the maturity of the principal of any note;

•	make any change that impairs or adversely affects the conversion rights of any note;

•	reduce the redemption price or fundamental change repurchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

•	modify the provisions with respect to the repurchase right of holders upon a fundamental change in a manner adverse to holders;

•	modify the provisions of the indentures or the pledge agreement relating to the pledge of securities as contemplated under “—Security” above, in a manner that adversely affects the interests of the holders of the notes in any material respect;

•	make any principal or interest on the note payable in money other than that stated in the note or other than in accordance with the provisions of the indentures;

•	impair the right of any holder to receive payment of principal of or interest or liquidated damages, if any, on such holder’s notes on or after the due dates therefor or impair the right of any holder to institute suit for the enforcement of any payment on or with respect to such holder’s notes;

•	reduce the quorum or voting requirements under the indentures;

•	change the ranking of the notes in a manner adverse to the holders of the notes;

•	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

•	reduce the percentage of notes required for consent to any modification of the indentures.

We and the trustee may modify or amend the indentures and the notes without the consent of any holder in order to, among other things:

•	provide for our successor pursuant to a consolidation, merger or sale of assets;

•	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us by the indentures;

•	provide for a successor trustee with respect to the notes;

•	cure any ambiguity or correct or supplement any provision in the indentures which may be defective or inconsistent with any other provision;

•	add any additional events of default with respect to the notes;

•	secure the notes;

•	increase the conversion rate, provided that the increase is in accordance with the terms of the indentures or will not adversely affect the interests of the holders of the notes;

•	supplement any of the provisions of the indentures to such extent as shall be necessary to permit or facilitate the discharge of the notes, provided that such change or modification does not adversely affect the interests of the holders of the notes;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement, provided that such change or modification does not adversely affect the interests of the holders of the notes; or

•	add or modify any other provisions with respect to matters or questions arising under the indentures which we and the trustee may deem necessary and desirable and which will not adversely affect the interests of the holders of notes.

Further issues

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, so that such additional debt securities shall be consolidated and form a single series with, and shall have the same terms as to status, redemption or otherwise as, the notes.

Form, denomination and registration

The notes were issued:

•	in fully registered form; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global notes, book-entry form

Except as provided below, notes are evidenced by one or more global notes.

We have deposited the global notes with DTC and registered the notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Qualified Institutional Buyers, or QIBs, may hold their interests in a note directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the note to such persons may be limited.

QIBs who are not participants may beneficially own interests in a note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”).

So long as Cede & Co., as the nominee of DTC, is the registered owner of a note, Cede & Co. for all purposes will be considered the sole holder of such note. Except as provided below, owners of beneficial interests in a note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the note.

We will pay liquidated damages, if any, and the redemption or repurchase price of a note to Cede & Co., as the registered owner of the note, by wire transfer of immediately available funds on the dates such payments are due. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts on a payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If you elect to exercise your right to cause us to repurchase all or any portion of your notes, you must deliver to us or our designated agent, on or before the business day preceding the fundamental change repurchase date, subject to extension to comply with applicable law, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Form of Fundamental Change Repurchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your repurchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for repurchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indentures.

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the note are credited, and only in respect of the principal amount of the notes represented by the note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for notes.

Trustee

U.S. Bank National Association is the initial trustee, security registrar, paying agent and conversion agent.

Governing law

The indentures provide that they and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Description of capital stock

Our authorized capital stock consists of 175,000,000 shares of common stock, par value $.10 per share, and 625,000 shares designated as series B restricted stock, par value $.10 per share.

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our certificate of incorporation and bylaws, copies of which are filed with the SEC.

Common stock

As of August 30, 2005, Oscient Pharmaceuticals had 76,911,735 shares of its common stock outstanding. There are no shares of series B restricted stock issued or outstanding.

Oscient Pharmaceuticals Common Stock

Voting. The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of our common stock are not authorized by our certificate of incorporation to cumulate votes for the election of directors. Directors are elected by a plurality of the votes entitled to vote and present in person or represented by proxy at the meeting.

Dividends. We have never paid cash dividends on our common stock and do not expect to pay dividends in the foreseeable future. Any decision to pay cash dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. Holders of common stock would share ratably in any dividends that may be declared by the Oscient Pharmaceuticals board of directors.

Liquidation, Dissolution and Winding-up. In the event of our liquidation, dissolution or winding up, the holders of common stock are to receive for each share of Oscient Pharmaceutical common stock held by them, prior to the holders of series B restricted stock, the greater of (a) $5.00 and (b) the amount equal to 10 times the amount available to holders of Series B restricted stock. If the assets available for distribution are insufficient to permit the full payment, then the entire amount available for distribution to the holders of common stock will be distributed pro rata among them.

Preemptive Rights, Conversion and Redemption. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of Oscient Pharmaceuticals common stock.

Oscient Pharmaceuticals Series B Restricted Stock

Oscient Pharmaceuticals’ Restated Articles of Incorporation, as amended, provide that the holders of Oscient Pharmaceuticals series B restricted stock are not entitled to vote, except as otherwise required by law or receive dividends. No shares of Oscient Pharmaceuticals series B restricted stock are outstanding and Oscient Pharmaceuticals has no current intention to issue any shares of series B restricted stock.

No Limits on written consents

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected without a meeting on unanimous written consent of the stockholders.

Limits on special meetings

Our bylaws provide that special meetings of stockholders may be called at the request of the board of directors or our president.

Transfer agent and registrar

The transfer agent and registrar for Oscient Pharmaceuticals common stock is EquiServe Trust Company N.A.

Nasdaq listing

Our common stock is listed on Nasdaq under the symbol “OSCI.”

Certain United States federal income tax considerations

In general

The following is a summary of certain US federal income tax consequences (and, in the case of non-US holders, estate tax consequences) to you of the ownership and disposition of the notes and common stock received upon conversion of the notes. It:

•	is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed US Treasury Department regulations all of which are subject to change (possibly with retroactive effect) or to different interpretations;

•	does not discuss the tax consequences to you if you do not hold the notes and any common stock received upon conversion of the notes as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes);

•	does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances (such as the application of the alternative minimum tax) or that may be relevant to you because you are subject to special rules, such as rules applicable to financial institutions, tax-exempt entities, holders whose “functional currency” is not the US dollar, insurance companies, dealers in securities or foreign currencies, persons holding the notes as part of a hedge, straddle, “constructive sale,” “conversion” or other integrated transaction, or former US citizens or long-term residents subject to taxation as expatriates under Section 877 of the Code;

•	does not discuss the effect of any state, local or foreign laws; and

•	does not discuss tax consequences to an owner of notes held through a partnership or other pass-through entity.

Please consult your own tax advisor regarding the application of US federal income tax laws to your particular situation and the consequences of federal estate and gift tax laws, state, local and foreign laws and tax treaties.

As used in this section, a US holder of a note means a beneficial owner of a note that is, for US federal income tax purposes, a citizen or resident of the United States, a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, an estate the income of which is subject to US federal income taxation regardless of its source, or a trust if (1) the trust is subject to the primary supervision of a court within the United States and one or more US persons have the authority to control all substantial decisions of the trust or (2) a valid election is in place to treat the trust as a US person. As used in this section, a non-US holder means a beneficial owner of a note that is not a US holder.

Tax consequences to US holders

This section applies to you if you are a US holder.

Payments of interest

In general, you must report interest on the notes in accordance with your accounting method. If you are a cash method taxpayer, which is the case for most individuals, you must report interest on the notes in your income when you receive it. If you are an accrual method taxpayer, you must report interest on the notes in your income as it accrues.

Under the terms of the notes, if you require us to repurchase your notes on a fundamental change, we may be obligated to pay you amounts in excess of stated interest or principal. Although the matter is not free from doubt, we intend to take the position that the payment of these additional amounts is a “remote” or “incidental” contingency and that these additional amounts should be taxable as ordinary interest income at the time they are received or accrued in accordance with the holder’s regular accounting method. It is possible, however, that the Internal Revenue Service (the “IRS”) may take a different position, in which case the timing and amount of income inclusions by a holder may be affected.

Sale, exchange, redemption or repurchase of the notes and sale or exchange of common stock

Subject to the discussion below in “Market discount and bond premium,” on the sale, exchange, redemption or repurchase of a note or sale or exchange of common stock received on conversion of a note:

•	You will have taxable gain or loss equal to the difference between the amount received by you (in the case of notes, other than amounts representing accrued and unpaid interest) and your adjusted tax basis in the note or common stock. Your tax basis is, in the case of the note, the cost of the note to you (decreased by any principal payments you receive with respect to the note) and, in the case of common stock, the basis as described below under “Conversion.”

•	Your gain or loss will generally be a capital gain or loss and will be a long-term capital gain or loss if you held the note or, in the case of a sale of common stock received on conversion, the combination of the note and the common stock, for more than one year. The deductibility of capital losses is subject to limitation.

•	If you sell the note between interest payment dates, a portion of the amount you receive will reflect interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as interest, taxable as ordinary income to the extent you did not previously accrue it as income, and not as sale proceeds.

•	If, upon a fundamental change, you require us to purchase some or all of your notes and we are able to elect, and do elect to pay the purchase price in shares of our common stock or in a combination of cash and shares of our common stock, it is likely that the purchase will be treated as a recapitalization for US federal income tax purposes. Assuming the purchase is treated as a recapitalization: if we pay the purchase price solely with shares of our common stock, the exchange of the notes for common stock will be treated in the same manner as a conversion; if we elect to pay the purchase price with a combination of cash and shares of our common stock, in general you will recognize gain to the extent that the cash (excluding cash received in exchange for a fractional share) and the fair market value of the common stock exceed your adjusted tax basis in the notes that we purchase (excluding basis attributable to a fractional share), but in no event will the amount of gain that you recognize exceed the amount of cash that you receive as purchase price. In addition, you will recognize gain or loss with respect to cash received in lieu of a fractional share; any cash that you receive as payment for accrued interest will be taxable to you as interest (to the extent that you did not previously accrue it as income); and you will not be able to recognize any taxable loss.

•	If, upon a fundamental change you require us to purchase some or all of your notes and we elect to pay the purchase price in shares of our common stock or in a combination of cash and shares of our common stock, and if the purchase is not treated as a recapitalization (or otherwise as a nontaxable transaction), then the purchase will be fully taxable and you will recognize taxable gain or loss as described above, with your amount realized equal to the cash (other than cash for accrued and unpaid interest, which will be taxable as interest) plus the fair market value of the common stock that you receive.

Market discount and bond premium

Under the market discount and bond premium provisions of the Code, generally:

•	If you have purchased a note (1) at our initial offering of the notes, for an amount less than its issue price or (2) subsequent to our initial offering of the notes, for an amount less than its stated redemption price at maturity, the difference will be treated as market discount. You will be required, subject to a de minimis exception, to treat any gain on the sale, exchange (other than by a conversion of the note) or retirement of the note as ordinary income to the extent of the market discount that has not previously been included in your income and that has accrued on such note at the time of such sale, exchange or retirement. In addition, gain on the sale of common stock received on conversion of a note will be treated as ordinary income to the extent of any market discount carried over from the converted note.

•	Unless you elect to accrue under a constant yield method, any market discount will be considered to accrue ratably during the period from the date of acquisition of the debt security to the maturity date.

•	If a note has market discount, you may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry the note until (1) the note’s maturity, (2) the note’s earlier disposition in a taxable transaction or (3) if you make an appropriate election, a subsequent taxable year in which you realize sufficient interest income with respect to the note.

•	You may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired by you during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS.

•	If you have purchased a note for an amount that is greater than the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, you generally may elect to amortize that premium from the purchase date to the maturity date under a constant yield method. Amortizable premium can generally only offset interest income on such note and may generally not be deducted against other income. Your basis in a note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by you during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS.

The rules regarding market discount and bond premium are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax adviser regarding their application.

Conversion

You generally will not recognize any income, gain or loss upon conversion of a note into common stock except with respect to cash received in lieu of a fractional share of common stock, and to the extent that the common stock issued upon conversion is treated as attributable to accrued interest on the debt security (which will be treated as interest).

Your adjusted basis in the common stock received on conversion of a note will be the same as your adjusted basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share. The holding period for the common stock will include the holding period of the note converted.

Your adjusted basis in shares of common stock attributable to accrued interest generally will equal the amount of accrued interest included in income, and the holding period with respect to such stock will begin no later than the day following the date of conversion.

Cash received in lieu of a fractional share of common stock will be treated as a payment in exchange for a fractional share of common stock and generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and your adjusted basis allocable to the fractional share).

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price may, in some cases, result in a constructive stock dividend taxable to you, although you would not receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion price is adjusted to compensate you for distributions of cash or property to our stockholders. (See “Dividends on common stock” below.)

Dividends on common stock

If, after you convert a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to you as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. Certain holders (including US individuals) may qualify for preferential rates of US federal income taxation in respect of dividend income distributed in taxable years beginning on or before December 31, 2008. US corporations may be eligible for a dividends received deduction with respect to dividend income. Constructive dividends on the notes are not eligible for these preferential rates or for the dividends received deduction. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital up to your adjusted basis in the common stock. Any remaining excess will be treated as capital gain.

If an event occurs that dilutes the note holders’ interest and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to them.

Information reporting and backup withholding

In general, information reporting requirements will apply to payments of principal, interest and dividends paid on our notes and common stock and to the proceeds of sale of our notes and common stock paid to U.S. holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status. Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the taxpayer identification number you provided is incorrect.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your US federal income tax liability provided the required information is furnished to the IRS.

Tax consequences to non-US holders

This section applies to you if you are a non-US holder and the interest you receive and gain you recognize is not effectively connected with your conduct of a US trade or business. If the interest you receive and gain you recognize is effectively connected with your conduct of a US trade or business, you will be subject to rules similar to those described above for US holders. However, these rules are complex and you should consult with your tax advisors. This section assumes that we are at no time a “US real property holding corporation.” We believe that we are not a US real property holding corporation and do not expect to become such a corporation, although there can be no assurance that we will not become such a corporation. If we do become a US real property holding corporation, there could be adverse tax consequences to a non-US holder.

Interest

Subject to the discussion below concerning backup withholding, payments of interest on the notes by us or any paying agent to you will not be subject to US federal withholding tax, provided that pursuant to the “portfolio interest” exception:

•	you do not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote,

•	you are not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us,

•	you are not a bank receiving interest on the notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business, and

•	you satisfy certain certification requirements regarding your status as a non-US holder.

Payments of interest on the notes that do not meet the above-described requirements will be subject to a US federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) collected by means of withholding.

Conversion

You generally will not recognize any income, gain or loss on converting a note into common stock. However, any gain recognized as a result of your receipt of cash in lieu of a fractional share of stock will be subject to the rules described below with respect to a sale or exchange of common stock and any stock received with respect to accrued interest may be subject to the rules for payments of interest described above.

Dividends

Subject to the discussion of backup withholding, below, dividends paid to you on common stock received on conversion of a note will be subject to a US federal income tax of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty) collected by means of withholding. Any taxable constructive stock dividend resulting from a change to, or failure to change, the conversion price would be treated like dividends paid in cash.

Sale, exchange, redemption or repurchase of the notes and sale or exchange of common stock

Subject to the discussion of backup withholding, below, you will not be subject to US federal income tax on any gain (including gain attributable to market discount) realized on the sale, exchange, redemption or repurchase of the notes or the sale or exchange of common stock unless you are an individual, you are present in the United States for at least 183 days during the year in which you dispose of the note or common stock, and other conditions are satisfied.

Information reporting and backup withholding

The amount of interest payments and dividends paid to you and the amount of tax, if any, withheld with respect to such payments will be reported annually to the IRS. Copies of the information returns reporting such interest payments, dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, backup withholding will not be required with respect to payments made by us or any paying agent to you, provided you meet certain certification requirements regarding your status as a non-US holder (and we or the paying agent do not have actual knowledge or reason to know that you are a US person).

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of notes or common stock within the United States or conducted through US-related financial intermediaries unless you meet certain certification requirements (and we or the paying agent do not have actual knowledge or reason to know that you are a US person) or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your US federal income tax liability provided the required information is furnished to the IRS.

US federal estate tax

A note held or beneficially owned by an individual who, for estate tax purposes, is not a citizen or resident of the United States at the time of death will not be includable in the decedent’s gross estate for US estate tax purposes, provided that (i) such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote and (ii) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States.

Common stock held or beneficially owned by an individual who, for estate tax purposes, is not a citizen or resident of the United States at the time of death will be included in the gross estate for the purpose of the US federal estate tax unless otherwise provided by an applicable estate tax treaty. Estates of non-resident non-citizens are generally allowed a statutory credit which has the effect of offsetting the US federal estate tax imposed on the first $60,000 of the taxable estate.

Selling stockholders

We originally issued the notes in private placements in May 2004. $143,750,000 aggregate principle amount of notes were issued to two initial purchasers pursuant to one indenture, and the remaining $9,000,000 aggregate principle amount of notes were issued to another purchaser on the same terms and conditions pursuant to a substantially identical indenture. Some of the notes were resold by the initial purchasers to persons they or their agents reasonably believed to be qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders, including, to the extent permitted, their transferees, pledges or donees or their successors, may use this prospectus to offer and sell the notes and the shares of our common stock issuable upon conversion of the notes.

The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of notes and/or shares of our common stock that may be issuable upon conversion of the notes.

We have prepared this table using information furnished to us by DTC and/or by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Our registration of the notes and the shares of our common stock that may be issuable upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be provided in a post-effective amendment of the registration statement of which this prospectus is a part, if and when necessary.

Name (1)	Principal Amount of Notes Beneficially Owned That May be Sold	Number of Shares of Common Stock Issuable Upon Conversion That May be Sold (2)	Number of Shares of Common Stock Beneficially Owned After Offering (3)	Percentage of Common Stock Outstanding
Alexandra Global Master Fund Ltd.	$2,250,000.00	338,7534	—	*
American Investors Life Insurance Company	$400,000.00	60,222	—	*
Aristeia International Limited	$6,225,000.00	937,217	—	1.23%
Aristeia Trading LLC (4)	$1,275,000.00	191,960	—	*
City of Stamford Police Pension Fund	$250,000.00	37,639	—	*
Context Convertible Arbitrage Fund, LP	$150,000.00	22,583	—	*
Context Convertible Arbitrage Offshore, LTD	$350,000.00	52,694	—	*
DBAG London (5)	$5,254,000.00	791,027	—	1.04%
Deutsche Bank Securities Inc. (4)	$3,150,000.00	474,254	—	*
Dodeca Fund L.P.	$585,000.00	88,075	—	*
Drawbridge Convertible I LTD	$250,000.00	37,639	—	*
Drawbridge Convertible II LTD	$80,000.00	12,044	—	*
Drawbridge Global Macro Masterfund LTD	$670,000.00	100,873	—	*
Evergreen Healthcare Fund (5)	$3,000,000.00	451,671	—	*
Guggenheim Portfolio Co. XV, LLC	$1,000,000.00	150,557	—	*
Inflective Convertible Opportunity Fund I, L.P.	$15,000.00	2,258	—	*
J.A. & Kathryn Albertson Foundation	$700,000.00	105,389	—	*
Jefferies & Company (4)	$350,000.00	52,694	—	*
KBC Financial Products USA, Inc. (4)	$500,000.00	75,278	—	*
Linden Capital L.P.	$4,250,000.00	639,867	—	*
National Bank of Canada c/o Putnam Lovell NBF Securities Inc. (5)	$3,500,000.00	526,949	—	*
QVT Fund LP	$4,746,000.00	714,543	—	*
RCG Halifax Master Fund, LTD (5)	$500,000.00	75,278	—	*
RCG Latitude Master Fund, LTD (5)	$2,000,000.00	301,114	—	*
Sagamore Hill Hub Fund, LTD	$40,000,000.00	6,022,284	—	7.39%
Sunrise Partners Limited Partnership (5)	$12,500,000.00	1,881,963	—	2.43%
Tenor Opportunity Master Fund LTD	$4,500,000.00	677,506	—	*
Tribeca Investments LTD (5)	$10,000,000.00	1,505,571	—	1.96%
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.	$1,500,000.00	225,835	—	*
UBS O’Connor LLC f/b/o O’Connor PIPES Corporate Strategies Master Ltd.	$250,000.00	37,639	—	*
Xavex Convertible Arbitrage 5 Fund	$500,000.00	75,278	—	*

*	Less than 1%

(1)	Individuals and entities who receive shares of our common stock covered by this prospectus from a selling securityholder as a gift or in connection with a pledge, after the effective date of the registration statement of which this prospectus is a part, may sell up to 500 of those shares using this prospectus.

(2)

Assumes conversion of the full amount of notes held by the selling securityholder at the rate of approximately 150.5571 shares of our common stock per $1,000 in principal amount of the notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may adjust under circumstances described under “Description Of Notes— Conversion Rights.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the notes, cash will be paid instead of issuing any fractional shares.

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon the assumed conversion of notes listed next to its name and represents additional shares of our common stock beneficially owned before the offering.

(4)	The selling securityholder has identified itself as a registered broker-dealer.

(5)	The selling securityholder has identified itself as an affiliate of a registered broker-dealer. The selling securityholder has represented to us that it purchased the Notes in the ordinary course of business and that, at the time of purchase, it had no agreement or understanding with any person to distribute the Notes.

Plan of distribution

We are registering the notes and the shares of common stock that may be issuable upon conversion of the notes for resale by the selling securityholders listed in this prospectus or in a supplement to this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or underlying common stock to be made directly or through agents. We will not receive any of the proceeds from the offering of the notes or the underlying shares of common stock by the selling securityholders.

The selling securityholders, or their pledgees, donees or transferees of, or other successors in interest to, the selling securityholders, may sell all or a portion of the notes and the underlying shares of common stock from time to time to purchasers directly or through broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock. The selling securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” (as this term is defined in the Securities Act). As a result, any discounts, commissions, concessions or profits they earn on the resale of the notes and the underlying common stock may be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities as underwriters under the Securities Act. Selling holders who are “underwriters” within the meaning of the Securities Act are subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

The notes and the underlying shares of our common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale, or negotiated prices. These sales may be effected in transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the underlying shares of our common stock may be listed or quoted at the time of sale, which may include the Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the underlying shares of our common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes and the underlying shares of our common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying shares of our common stock short and deliver notes and the underlying shares of our common stock to close out short positions, or loan or pledge notes and the underlying shares of our common stock to broker-dealers that in turn may sell the notes and the underlying shares of our common stock.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any broker-dealer or agent regarding the sale of the notes and the underlying shares of our common stock by the selling securityholders. Selling securityholders may not sell any, or may not sell all, of the notes and the underlying shares of shares of our common stock offered by them pursuant to this prospectus. We cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying shares of our common stock by other means not described in this prospectus.

A selling securityholder may decide not to sell any notes or the common stock issuable upon conversion of the notes. In addition, any notes or underlying shares of our common stock covered by this prospectus that qualify for sale pursuant to

Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in a distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying shares of our common stock by the selling securityholders and any such other person engaged. In the addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying shares of our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying shares of our common stock.

Our outstanding common stock is quoted on the Nasdaq National Market under the symbol “OSCI”. The notes are not listed on any securities exchange. Any notes that are resold by means of this prospectus will no longer be eligible for trading in The PORTAL Market.

We entered into a registration rights agreement for the benefit of the holders of the notes to register their notes and common stock under the Securities Act laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling securityholders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including some liabilities under the Securities Act. We have agreed to pay substantially all the expenses incidental to the registration, offering and sale of the notes and the underlying shares of our common stock to the public other than commissions, fees and discounts of underwriters, broker-dealers and agents. Our obligation to keep the registration statement of which this prospectus is a part effective is subject to exceptions. In certain cases, we may prohibit offers and sales of notes and the underlying shares of our common stock pursuant to such registration statement.

Validity of notes and common stock

The validity of the notes and the shares of Oscient common stock issuable upon conversion of the notes will be passed upon for us by our counsel, Ropes & Gray LLP, Boston, Massachusetts.

Experts

The consolidated financial statements of Oscient Pharmaceuticals Corporation appearing in Oscient Pharmaceuticals Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004, and Oscient Pharmaceuticals Corporation’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, including costs and expenses for periodic amendments to the prospectus, all of which are being borne by us.

Securities and Exchange Commission registration fee	$19,353.43
Printing and engraving expenses	$30,000.00
Accountant’s fees and expenses	$40,000.00
Legal fees and expenses	$70,000.00
Miscellaneous expenses	$10,000.00

Total	$169,353.43

All of the amounts shown are estimates except for the fee payable to the Commission.

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Oscient Pharmaceuticals is organized under the laws of The Commonwealth of Massachusetts. The Massachusetts Business Corporation Act provides that indemnification of directors, officers, employees, and other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by the if the individual conducted himself in good faith, reasonably believed that his conduct was in the best interests of the corporation or that his conduct was at least not opposed to the best interests of the corporation and, in the case of any criminal proceeding, the individual had no reasonable cause to believe his conduct was unlawful. Under Massachusetts law, a corporation can purchase and maintain insurance on behalf of any person against any liability incurred as a director, officer, employee, agent, or person serving at the request of the corporation as a director, officer, employee, or other agent of another organization or with respect to any employee benefit plan, in his capacity as such, whether or not the corporation would have power to itself indemnify him against such liability.

Our Restated Articles of Organization, as amended to date, provide that our directors shall not be liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Massachusetts Business Corporation Act as in effect at the time such liability is determined. The By-Laws provide that we shall indemnify our directors and officers, except that no indemnification may be provided for any director or officer with respect to any matter as to which such director or officer shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation. In addition, we hold a Directors and Officer Liability and Corporate Indemnification Policy.

ITEM 16.	EXHIBITS

Exhibit Number	Description of Document

4.1	Indenture dated as of May 10, 2004, between the Registrant and U.S. Bank National Association, as trustee, including the form of 3.5% Convertible Subordinated Note due 2011 attached as an exhibit thereto.†

4.2	Pledge Agreement dated as of May 10, 2004 by and among the Registrant and U.S. Bank National Association as Trustee and Pledged Securities Intermediary.†

4.3	Registration Rights Agreement dated as of May 10, 2004 by and among the Registrant and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Initial Purchasers.†

4.4	Indenture dated as of May 10, 2004, between the Registrant and U.S. Bank National Association, as trustee, including the form of 3.5% Convertible Subordinated Note due 2011 attached as an exhibit thereto.†

4.5	Pledge Agreement dated as of May 10, 2004 by and among the Registrant and U.S. Bank National Association as Trustee and Pledged Securities Intermediary.†

4.6	Registration Rights Agreement dated as of May 25, 2004 by and among the Registrant and Smithfield Fiduciary, LLC.†

5.1	Opinion of Ropes & Gray.*

Exhibit Number	Description of Document

12.1	Statement Regarding Calculation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Ropes & Gray LLP (included in Exhibit 5.1).*

23.2	Consent of Ernst & Young LLP.

24.1	Power of Attorney.†

25.1	Statement of Eligibility of Trustee on Form T-1.*

†	Previously filed with the Securities and Exchange Commission as an exhibit to the Company’s S-3 filed on August 6, 2004 and incorporated herein by reference.

*	Previously filed with the Securities and Exchange Commission as an exhibit to the Company’s S-3/A filed on December 3, 2004 and incorporated herein by reference.

ITEM 17.	UNDERTAKINGS

(a)	The undersigned hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 5 to its registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, The Commonwealth of Massachusetts, on September 2, 2005.

OSCIENT PHARMACEUTICALS CORP.

/s/ STEVEN M. RAUSCHER
Name:	Steven M. Rauscher
Title:	President, Director and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 5 to the registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEVEN M. RAUSCHER Steven M. Rauscher	President, Director and Chief Executive Officer (Principal Executive Officer)	September 2, 2005

* Stephen Cohen	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	September 2, 2005

* David K. Stone	Director and Chairman of the Board	September 2, 2005

* Luke Evnin	Director	September 2, 2005

* Robert J. Hennessey	Director	September 2, 2005

* Gary Patou, M.D.	Director	September 2, 2005

* Norbert G. Riedel, Ph.D.	Director	September 2, 2005

* William S. Reardon	Director	September 2, 2005

* John E. Voris	Director	September 2, 2005

* David B. Singer	Director	September 2, 2005

* Pamela Kirby	Director	September 2, 2005

* By:	/s/ STEVEN M. RAUSCHER
Steven M. Rauscher Attorney-in-Fact September 2, 2005

EXHIBIT INDEX

Exhibit Number	Description of Document

4.1	Indenture dated as of May 10, 2004, between the Registrant and U.S. Bank National Association, as trustee, including the form of 3.5% Convertible Subordinated Note due 2011 attached as an exhibit thereto.†

4.2	Pledge Agreement dated as of May 10, 2004 by and among the Registrant and U.S. Bank National Association as Trustee and Pledged Securities Intermediary.†

4.3	Registration Rights Agreement dated as of May 10, 2004 by and among the Registrant and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Initial Purchasers.†

4.4	Indenture dated as of May 10, 2004, between the Registrant and U.S. Bank National Association, as trustee, including the form of 3.5% Convertible Subordinated Note due 2011 attached as an exhibit thereto.†

4.5	Pledge Agreement dated as of May 10, 2004 by and among the Registrant and U.S. Bank National Association as Trustee and Pledged Securities Intermediary.†

4.6	Registration Rights Agreement dated as of May 25, 2004 by and among the Registrant and Smithfield Fiduciary, LLC.†

5.1	Opinion of Ropes & Gray.*

12.1	Statement Regarding Calculation of Ratio of Earnings to Fixed Charges.

23.1	Consent of Ropes & Gray LLP (included in Exhibit 5.1).*

23.2	Consent of Ernst & Young LLP.

24.1	Power of Attorney.†

25.1	Statement of Eligibility of Trustee on Form T-1.*

†	Previously filed with the Securities and Exchange Commission as an exhibit to the Company’s S-3 filed on August 6, 2004 and incorporated herein by reference.

*	Previously filed with the Securities and Exchange Commission as an exhibit to the Company’s S-3/A filed on December 3, 2004 and incorporated herein by reference.